QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

iPCS, Inc.
(Name of Subject Company)

iPCS, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44980Y305
(CUSIP Number of Class of Securities)

Brian J. O'Neil
Senior Vice President, General Counsel and Secretary
1901 North Roselle Road
Schaumburg, Illinois 60195
(847) 885-2833
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:
Paul W. Theiss, Esq.
William R. Kucera, Esq.
Bruce F. Perce, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

    (a)   Name and Address

        The name of the subject company is iPCS, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1901 North Roselle Road, Schaumburg, Illinois 60195. The telephone number of the Company at its principal executive offices is (847) 885-2833.

    (b)   Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). As of the close of business on October 23, 2009, 16,539,190 shares of Common Stock were issued and outstanding, net of 723,764 shares of Common Stock held in treasury.

Item 2.    Identity and Background of Filing Person.

    (a)   Name and Address

        The filing person is the Company. The Company's name, business address and business telephone number are set forth in Item 1(a) above.

    (b)   Tender Offer

        This Statement relates to the offer by Ireland Acquisition Corporation ("the Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation ("Sprint Nextel" or "Parent"), to purchase all of the issued and outstanding shares of Common Stock (each, a "Share"), for $24.00 per Share, in cash to the seller (the "Offer Price") without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and the Purchaser with the Securities and Exchange Commission (the "SEC") on October 28, 2009. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO, and each is incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 18, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among the Company, Parent and the Purchaser. The Merger Agreement provides that, among other things, the Purchaser's obligation to accept for payment and pay for all Shares validly tendered pursuant to the Offer is subject to (i) the condition that the number of Shares validly tendered and not withdrawn represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the "Minimum Tender Condition") and (ii) the satisfaction or waiver of other customary closing conditions as set forth in the Merger Agreement, including the receipt of necessary regulatory approvals (including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")).

        Upon the consummation of the Offer, (i) each outstanding stock option under the Company's equity incentive plans, whether vested or unvested, will be canceled, and in exchange each holder thereof will receive at the effective time (the "Effective Time") of the Merger (as defined below) an amount in cash equal to the excess (if any) of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such stock option and (ii) each share of restricted stock under the Company's equity incentive plans that is outstanding will become fully vested.

        In addition, effective upon the consummation of the Offer, the Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, on the Company's board of directors (the "Board of Directors" or "Board") equal to the product of (i) the total number of directors on the Board of Directors and (ii) the percentage that the number of Shares beneficially owned by Parent or the Purchaser bears to the number of Shares then outstanding; however, Parent, the Purchaser and the Company shall use their reasonable best efforts to ensure that after the consummation of the Offer at least two independent directors currently serving on the Board of Directors shall continue to be on the Board of Directors until the Effective Time.

        The Merger Agreement provides that, following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger") with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the Effective Time, all remaining outstanding Shares not tendered in the Offer (other than (i) Shares owned by Parent, the Purchaser or the Company and (ii) Shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into a cash amount of $24.00 per share on the terms and conditions set forth in the Merger Agreement.

        The Company has granted to the Purchaser an irrevocable option, which the Purchaser, subject to certain conditions, may exercise up to five business days after the consummation of the Offer (or the expiration of any subsequent offering period), to purchase such number of newly issued Shares at the Offer Price such that, when added to the Shares already owned by Parent and the Purchaser and their affiliates at the time of such exercise, constitutes one Share more than 90% of the total number of Shares outstanding on a fully diluted basis (the "Top-Up Option"). If the Purchaser acquires more than 90% of the outstanding Shares, in the Offer or through exercise of the Top-Up Option, it is obligated under the Merger Agreement to complete the Merger through the "short form" procedures available under Delaware law, which would not require the Company's stockholders to vote on the adoption of the Merger Agreement.

        A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of Parent and the Purchaser are located at 6200 Sprint Parkway, Overland Park, Kansas 66251.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Parent, the Purchaser or their respective executive officers, directors or affiliates are, except as noted below, described in the Information Statement that is attached hereto as Annex A and is incorporated herein by reference (the "Information Statement"), which is being furnished to the Company's stockholders in connection with Parent's right, pursuant to the Merger Agreement, to designate persons to the Board of Directors after acquiring Shares pursuant to the Offer, pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflict of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser, Parent or their respective executive officers, directors or affiliates.

Agreements between the Company and its Executive Officers and Directors

Information Statement

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of the Company or its executive officers and directors are described in the Information Statement, which is incorporated by reference herein.

Interests of Certain Persons

        In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company's executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. As described below, the directors and officers of the Company have certain indemnification rights the will continue post-Merger. In addition, the transactions contemplated by the Merger Agreement will constitute a change in control of the Company for purposes of the Company's Third Amended and Restated 2004 Long-Term Incentive Plan (the "LTIP") and the Horizon PCS, Inc. Amended and Restated 2004 Stock Incentive Plan (together with the LTIP, the "Option Plans"), which will result in the vesting of all options and Shares of restricted stock outstanding under the Option Plans as described below, and for purposes of the Company's employment agreements with executive officers that could entitle an executive officer to severance payments and other benefits. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and the transactions contemplated therein and in determining whether to make the recommendation set forth in this Statement.

Cash Consideration Payable Pursuant to the Offer

        Cash Consideration for Shares.    If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of October 23, 2009, the Company's directors and executive officers owned 160,312 Shares in the aggregate (excluding options to purchase Shares and Shares of restricted stock granted under the Option Plans). If the directors and executive officers were to tender all 160,312 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, the directors and executive officers would receive an aggregate of approximately $3,847,488 in cash (less applicable taxes).

        Cash Consideration for Options and Restricted Stock:    As of October 23, 2009, the Company's directors and executive officers held (i) options to purchase 1,549,626 Shares in the aggregate, with exercise prices ranging from $8.04 to $39.47 and an aggregate weighted average exercise price of $19.37 per Share, and (ii) 95,432 Shares of restricted stock.

        Pursuant to, and as further described in, the Merger Agreement, each outstanding option to purchase Common Stock granted under the Option Plans shall terminate and be canceled when the Shares are accepted for payment by the Purchaser in the Offer (the "Appointment Time"), and the Company will pay the holders of the options, immediately after the Effective Time, in exchange for the cancellation of such holder's options, an amount in cash determined by multiplying (a) the excess, if any, of the Offer Price over the applicable exercise price per Share of the option by (b) the number of Shares such holder had the right to purchase under the option at the Appointment Time, less any withholding taxes and without interest. In addition, pursuant to the terms of the LTIP and the Merger Agreement, immediately after the Appointment Time, each outstanding Share of restricted stock granted under the Option Plans, the restrictions of which have not lapsed immediately prior to the Appointment Time, shall become fully vested. The Appointment Time shall constitute a change in control for purposes of the Option Plans.

        The approximate value of the cash payments, before applicable taxes, that each executive officer and director of the Company will receive in exchange for the cancellation of his stock options and for his Shares of restricted stock (assuming that each such executive officer and director does not otherwise exercise any outstanding and vested stock options prior to the Appointment Time or dispose of any Shares of restricted stock after they vest upon the Appointment Time) is set forth in the table below.This information is based on the number of stock options and Shares of restricted stock held by the Company's executive officers and directors as of October 23, 2009.

Executive Officer/Director	Options outstanding with a per-share exercise price equal to or less than the Offer Price	Restricted Stock	Total Payments(1)
Timothy M. Yager	329,937	37,250	$6,184,045
Stebbins B. Chandor, Jr.	123,598	12,657	2,279,699
Conrad J. Hunter	50,000	22,750	1,308,000
Brian J. O'Neil	72,000	8,875	797,730
John J. Peterman	70,000	7,000	945,300
David L. Zylka	52,000	5,000	595,030
James F. Ingold	6,672	1,900	147,281
Timothy G. Biltz	15,833	—	164,215
Jeffrey W. Jones	15,833	—	164,215
Ryan L. Langdon	7,500	—	114,300
Kevin M. Roe	9,895	—	152,524
Mikal J. Thomsen	7,500	—	114,300
Nicholas J. Vantzelfde	7,500	—	114,300
Eric L. Zinterhofer	7,500	—	114,300

Total	775,768	95,432	$13,195,239

(1)
Includes $96,250, $29,227 and $16,500 for Messrs. Yager, Chandor and Peterman, respectively, for a special dividend declared in 2007 that becomes payable to holders of restricted stock outstanding on the May 8, 2007 record date for such dividend upon vesting of such restricted stock.

        Employment Agreements and Offer Letters:    The Company has entered into employment agreements with each of the following executive officers:

  •
  Timothy M. Yager, President and Chief Executive Officer;

  •
  Stebbins B. Chandor, Jr., Executive Vice President, Chief Financial Officer and Assistant Secretary;

  •
  Conrad J. Hunter, Executive Vice President and Chief Operating Officer;

  •
  Brian J. O'Neil, Senior Vice President, General Counsel and Secretary; and

  •
  John J. Peterman, Senior Vice President, Sales and Marketing.

        In addition, each of David L. Zylka, Senior Vice President, Engineering and Network Operations, and James F. Ingold, Vice President and Controller of the Company, is employed at will pursuant to the respective terms of employment reflected in separate offer letters.

        The Company uses a standard form of employment agreement and, therefore, the employment agreement with each executive officer is substantially the same, (other than with respect to levels of compensation, which are unique to individuals) except in the case of Mr. Zylka and Mr. Ingold, each of whom is employed pursuant to the terms of his respective offer letter that is summarized separately below. The following is a summary of the material terms of the Company's standard employment agreement which also sets forth the terms that are unique to each executive officer that is a party to a standard employment agreement:

  •
  5-year term; minimum term of one year following a change in control;

  •
  minimum annual base salary ($495,000 for Mr. Yager, $330,000 for Mr. Chandor, $340,000 for Mr. Hunter, $255,000 for Mr. O'Neil and $245,000 for Mr. Peterman);

  •
  eligible for an annual incentive bonus (100% of annual base salary for Mr. Yager, 75% for Mr. Hunter, 65% for Mr. Chandor and 50% for each of Mr. O'Neil and Mr. Peterman) and entitled to benefits such as retirement, health and other fringe benefits that are provided to other executive employees, reimbursement of business expenses, limited reimbursement of legal and financial planning expenses (Mr. Yager only) and other perquisites as may be approved by the Board from time to time;

  •
  employment may be terminated by employee or the Company at any time and for any reason; if employment is terminated, employee is entitled to payment of accrued but unpaid salary and vacation pay, earned but unpaid bonus, unreimbursed business expenses, a gross-up payment, if applicable and as described below, and other items earned and owed to employee;

  •
  if employment is terminated as a result of death or disability, employee or employee's estate (in the event of his death) will be entitled to payment of employee's salary through the first anniversary of the date of death or termination for disability, a lump-sum payment of employee's pro rata target incentive bonus, subsidized health benefits for up to one year and full vesting of employee's outstanding equity awards;

  •
  if employment is terminated by the Company for reasons other than cause, or if employee terminates employment following a material breach by the Company of the employment agreement, or after we relocate employee's principal place of employment outside of the Chicago metropolitan area, employee will be entitled to (i) continuing payments of employee's salary through the first anniversary of employee's termination, (ii) continuation of subsidized health benefits for employee and employee's dependents for the same period, (iii) a lump-sum payment of employee's target incentive bonus and (iv) one year of additional vesting of employee's stock options, shares of restricted stock, restricted stock units, stock appreciation rights and other unvested incentive awards;

  •
  all severance payments pursuant to the employment agreement terminate in the event the employee violates the confidentiality, non-competition or non-solicitation provisions of the employment agreement;

  •
  severance payments and benefits generally are conditioned upon employee's release of claims against the Company;

  •
  the employment agreement provides that if, during the one-year period following a change in control (as defined in the LTIP), the employee's employment is terminated by the Company for reasons other than for cause or if employee terminates his employment for good reason, the employee will be entitled to:

  •
  a lump sum payment equal to a certain percentage of employee's annual base salary (300% for Mr. Yager, 200% for each of Mr. Chandor and Mr. Hunter and 150% for each of Mr. O'Neil and Mr. Peterman); provided, however, that if a change in control is not a change in the ownership or effective control of the Company within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), then the payment of one year's base salary will be paid over one year and the remainder will be paid in a lump sum;

  •
  a lump sum payment equal to 100% of the employee's target incentive bonus for the year in which the termination occurs;

    •
    continuation of subsidized health benefits for a specified period of time (up to 36 months for Mr. Yager, up to 24 months for each of Mr. Chandor and Mr. Hunter and up to 18 months for each of Mr. O'Neil and Mr. Peterman) following the employee's termination;

    •
    immediate vesting of employee's outstanding equity-based awards; and

    •
    an amount equal to employee's pro rata target incentive bonus that would have been payable for the year in which the termination occurs assuming all performance targets had been satisfied; and

    •
    continued exercise of outstanding options for up to five years following the change in control (or earlier expiration date of the option);

  •
  in the event that, in connection with a change in control, any payments or benefits to which employee is entitled to receive from the Company constitute excess golden parachute payments under applicable Internal Revenue Service rules, the employee will be entitled to a payment (a "gross-up payment") from the Company in an amount which is sufficient to pay the parachute excise tax and the income tax, related employment taxes and any additional excise taxes relating to such payment;

  •
  the employee must keep all of the Company's confidential information secret and, while he is employed by the Company and for a period of 12 months after employee's termination of employment, the employee may not compete with the Company in the wireless telecommunications services business in any of the basic trading areas in which the Company has been granted the right to carry on the wireless telecommunications business (which, in the case of a termination following a change in control, is determined immediately prior to the change in control), and the employee may not solicit customers of the Company for a competitive business or solicit employees of the Company.

        For purposes of the employment agreements with the Company's executive officers, the term "good reason" means the occurrence of any of the following in anticipation of or within the one year period immediately following a change in control:

  •
  the assignment to the executive of duties that are materially inconsistent with the executive's duties described in the employment agreement, including a material diminution or reduction in the executive's office or responsibilities or a material reduction in the executive's overall rate of compensation or a material adverse change in the executive's reporting relationship;

  •
  the relocation of the executive to a location that is not within 25 miles of the executive's then current principal place of business and that is more than 25 miles from the executive's then current principal residence; or

  •
  the failure of the Company to continue in effect any of the Company's annual and long-term incentive compensation plans or employee benefit or retirement plans, policies, practices, or other compensation arrangements in which the executive participates (other than equity-based compensation arrangements) and such failure results in a material negative change to the executive, unless such failure to continue the plan, policy, practice or arrangement (i) is required by law, or (ii) pertains to all plan participants generally and the lost value is being replaced by a new plan, policy, practice or arrangement of reasonably equivalent value.

        Under Mr. Yager's employment agreement, there shall be deemed to be a material diminution or reduction in the executive's office or responsibilities or a material adverse change in the executive's reporting responsibilities if Mr. Yager ceases to report to, and serve on, the Board or, in the event of a change in control by reason of a transaction with any Sprint PCS affiliate and its affiliates, the board of directors (or comparable governing body) of the ultimate parent in the chain of companies which includes the Company. Under each of Mr. Chandor's, Mr. Hunter's and Mr. O'Neil's employment agreements, there shall be deemed to be a material diminution in the executive's office or responsibilities or a material adverse change in the executive's reporting responsibilities if such person ceases to report to the chief executive officer of the Company. Under Mr. Peterman's employment agreement, there shall be deemed a material diminution in the executive's office or responsibilities or a material adverse change in the executive's reporting responsibilities if such person ceases to report to the chief executive officer or chief operating officer of the Company. Notwithstanding the foregoing, and under each of the standard employment agreements, an employee's termination of employment shall not be on account of good reason or as a result of termination by the employee following the Company's breach of the agreement or relocation of the employee's principal place of employment unless the employee provides notice to the Company of the existence of the condition constituting good reason within 90 days after the initial existence of the condition, and the Company fails to remedy such condition within 30 days after such notice and the employee terminates his employment within 180 days after the initial occurrence of such condition.

        Below is a summary of Mr. Zylka's current employment terms under the offer letter from the Company:

  •
  minimum annual base salary of $242,000;

  •
  eligible for an annual incentive bonus of 50% of annual base salary and entitled to benefits such as retirement, health and other fringe benefits that are provided to other senior vice presidents of the Company, reimbursement of business expenses and other perquisites as may be approved by the Company's management from time to time; and

  •
  entitled to severance upon a change in control equal to 18 months' base salary plus one times the annual bonus target, and subsidized continuing health benefits for a period of 18 months.

        Below is a summary of Mr. Ingold's current employment terms under the offer letter from the Company:

  •
  minimum annual base salary of $187,500;

  •
  eligible for an annual incentive target bonus of 35% of annual base salary and entitled to benefits such as retirement, health and other fringe benefits that are provided to other employees, reimbursement of business expenses and other perquisites as may be approved by the Company's management, from time to time; and

  •
  entitled to receive severance payments and benefits on the same terms as existing employees; however, if a change in control occurs before December 31, 2009, he will receive a severance benefit equal to 12 months base salary in addition to severance benefits provided under the Company's severance plans.

        The Company has also entered into a retention agreement with Mr. Ingold, dated as of December 23, 2008, whereby Mr. Ingold is eligible to receive, in addition to any other severance payments or benefits for which he may be eligible, a retention bonus in an amount equal to six months' compensation in the event that (i) there is a change in control of the Company on or after January 1, 2010 and (ii) either Mr. Ingold remains employed 120 days following the change in control or Mr. Ingold is terminated (other than a termination due to death, disability or a termination by the Company for "cause" or a termination by Mr. Ingold without "good reason" (as such terms are defined in the Company's Standard Severance Plan)) on or after the date of a change in control.

        These summaries of the Option Plans, employment agreements and the offer letters do not purport to be a complete description of the terms and conditions thereof and are qualified in their entirety by reference to the Option Plans, employment agreements and the offer letters, which are filed as Exhibits (e)(29) to (e)(44) hereto and are incorporated herein by reference.

 Potential Payments in Connection with a Change in Control

        The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company's executive officers upon the Appointment Time, or upon a qualifying termination of employment in connection with the Offer (either a voluntary resignation by the executive officer for good reason or a termination by the Company other than for cause), assuming that the Offer is completed at the Offer Price of $24.00 per share of Common Stock and the termination of employment took place on November 30, 2009.

Name	Benefit Type	Payment Upon the Appointment Time	Payment in the Case of Termination of Employment in Connection with the Offer
Timothy M. Yager	Severance(1)	$—	$2,467,543
	Estimated Value of Continued Employee Benefits(2)	—	54,000
	Value of Equity Award Acceleration(3)	2,228,500	—

	Total Value:	$2,228,500	$2,521,543

Stebbins B. Chandor, Jr.	Severance(1)	$—	$1,082,231
	Estimated Value of Continued Employee Benefits	—	36,000
	Value of Equity Award Acceleration(3)	778,765	—

	Total Value:	$778,765	$1,118,231

Conrad J. Hunter	Severance(1)	$—	$1,200,348
	Estimated Value of Continued Employee Benefits(2)	—	36,000
	Value of Equity Award Acceleration(3)	1,165,125	—
	Estimated Excise Tax Gross-Up Payment(4)	—	656,898

	Total Value:	$1,165,125	$1,857,246

Brian J. O'Neil	Severance(1)	$—	$649,756
	Estimated Value of Continued Employee Benefits(2)	—	27,000
	Value of Equity Award Acceleration(3)	666,446	—
	Estimated Excise Tax Gross-Up Payment(4)	—	465,206

	Total Value:	$666,446	$1,141,962

John J. Peterman	Severance(1)	$—	$611,008
	Estimated Value of Continued Employee Benefits(2)	—	27,000
	Value of Equity Award Acceleration(3)	432,150	—
	Estimated Excise Tax Gross-Up Payment(4)	—	$176,608

	Total Value:	$432,150	$814,616

David L. Zylka	Severance(1)	$—	$606,702
	Estimated Value of Continued Employee Benefits(2)	—	27,000
	Value of Equity Award Acceleration(3)	492,473	—

	Total Value:	$492,473	$633,702

James F. Ingold	Severance(1)	$—	$333,381
	Estimated Value of Continued Employee Benefits(2)	—	—
	Value of Equity Award Acceleration(3)	128,216	—

	Total Value:	$128,216	$333,381

(1)
Represents cash payments to which the applicable executive officer is entitled pursuant to his employment agreement or offer letter, including amounts attributable to both base salary, bonus compensation and accrued vacation pay, as outlined and described above, and, in the case of Mr. Zylka and Mr. Ingold, bonus compensation payable pursuant to the terms of the Merger Agreement.

(2)
Includes continuation of health benefits for the applicable executive officer and qualifying beneficiaries pursuant to his employment agreement or offer letter, as outlined and described above.

(3)
Represents the value of options and restricted stock the vesting of which would accelerate upon completion of the Offer. The value of the acceleration of such options and restricted stock is calculated based on the Offer Price multiplied by the number of Shares subject thereto and includes $96,250, $29,227 and $16,500 for Messrs. Yager, Chandor and Peterman, respectively, for a special dividend declared in 2007 that becomes payable to holders of restricted stock outstanding on the May 8, 2007 record date for such dividend upon vesting of such restricted stock.

(4)
Represents additional estimated payments to which the executive officer will or may be entitled pursuant to his employment agreement to compensate for excise taxes that could be due pursuant to Code Section 280G as a result of the executive officer's change in control benefits constituting "excess parachute payments," as defined in Section 280G, upon completion of the Offer or upon a qualifying termination of employment in connection with the Offer, as outlined and described above.

Director and Officer Indemnification and Insurance

        Section 102 of the Delaware General Corporation Law (the "DGCL") allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, subject to certain exceptions. The Company's Restated Certificate of Incorporation provides that the liability of the Company's directors to the Company or any of the Company's stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the DGCL for unlawful dividend payments or stock repurchases, nor does it apply with respect to any liability in which a director:

  •
  breached his or her duty of loyalty to the Company or its stockholders;

  •
  did not act in good faith or, in failing to act, did not act in good faith;

  •
  acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, acted in a manner involving intentional misconduct or a knowing violation of law; or

  •
  derived an improper personal benefit.

        The Company's Restated Certificate of Incorporation also provides that the Company shall indemnify the Company's directors, officers and employees and agents and former directors and officers to the fullest extent permitted by the laws of Delaware or any other applicable law. Pursuant to the provisions of Section 145 of the DGCL, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he or she reasonably believed to be in the Company's best interest, or not opposed to the Company's best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The right to indemnification provided for in the Company's Restated Certificate of Incorporation includes the right to be paid the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made only upon delivery to the Company of an undertaking to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under the Company's Restated Certificate of Incorporation or otherwise.

        The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Company unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

        The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

        The Company maintains directors' and officers' liability insurance covering the Company's directors and officers.

        The Merger Agreement provides that all rights to indemnification by the Company now existing in favor of each present and former director, officer, employee and agent of the Company or its subsidiaries as provided in the Company's Restated Certificate of Incorporation or Bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date thereof, shall survive the Merger, and Parent shall (i) cause the Company to continue such rights in full force and effect for a period of at least six years from the Effective Time and (ii) perform, or cause the Company to perform, in a timely manner, the Company's obligation with respect thereto (without regard to any discharge of such obligation in any bankruptcy or similar proceeding).

        The Merger Agreement also provides that Parent shall cause the Company to maintain in effect for six years from the Effective Time, if available, the Company's current directors' and officers' liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to each present and former director, officer, employee and agent of the Company or its subsidiaries; provided, however, that in no event shall the Company be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance.

        In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a six-year "tail" prepaid officers' and directors' liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such indemnified person; provided, that the premium and terms of such insurance are reasonably acceptable to Parent.

        If the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, the Merger Agreement provides that proper provision shall be made so that the successors and assigns of the Company shall assume the foregoing indemnification and insurance obligations.

        The foregoing summary of the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 16 Matters

        Prior to the Effective Time, the Company will take such steps as may be required to approve for purposes of Section 16(b) under the Exchange Act any dispositions or deemed dispositions of Common Stock or options resulting from the Offer or the Merger by each officer and director who is subject to the reporting requirements under Section 16(a) of the Exchange Act.

Representation on the Company's Board of Directors

        The Merger Agreement provides that, after the Appointment Time, Parent will be entitled to designate a number of directors, rounded up to the next whole number, on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Parent and/or the Purchaser following such purchase bears to the total number of Shares outstanding, and the Company will cause Parent's designees to be elected or appointed as directors of the Company, including by increasing the size of the Board or securing the resignations of incumbent directors, or both. At such time, if requested by the Purchaser, the Company will also take all action necessary to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board, to the extent permitted by applicable law and the rules of any stock exchange or trading market on which the Common Stock is listed and traded. Notwithstanding the foregoing, the parties to the Merger Agreement will use their reasonable best efforts to ensure that at least two members of the Board shall, at all times following the Appointment Time and prior to the Effective Time, be directors of the Company who (i) were directors of the Company on the date of the Merger Agreement, (ii) are not officers of the Company and (iii) are independent directors for purposes of the continuing listing requirements of the Nasdaq Stock Market.

Agreements between the Company or its Affiliates and Parent or the Purchaser

Non-Disclosure Agreement

        On September 25, 2009, the Company and Parent entered into an agreement for mutual use and non-disclosure of proprietary information (the "Non-Disclosure Agreement") in connection with ongoing discussions regarding a possible business transaction between the parties. Under the Non-Disclosure Agreement, each party agreed to keep certain information concerning the other party confidential, and to use such information solely for the purposes of evaluating a possible negotiated transaction. The Company and Parent also agreed that certain information received from the other party would not be used in furtherance of litigating various ongoing disputes between the parties and certain of their affiliates.

        This summary of the Non-Disclosure Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

The Merger Agreement

        The summary of the material terms of the Merger Agreement set forth in Section 11, "The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement," of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15, "Conditions of the Offer," of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is filed as Exhibit (a)(1)(A) to the Schedule TO). The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights among the Company, Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or the Purchaser in the Company's public reports filed with the Securities and Exchange Commission (the "SEC"). In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were made for the sole benefit of the other parties thereto and have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer and the Merger, or a party may have the right to terminate the Merger Agreement, including if the representations and warranties of another party prove to be untrue due to a change in circumstance or otherwise, and for the purpose of allocating risk between the Company, Parent and the Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or the Purchaser.

Stockholders Agreement

        As inducement to Parent to enter into the Merger Agreement, certain officers, directors and principal stockholders of the Company (the "Tendering Stockholders") agreed to tender their Shares in connection with the Offer and to vote in favor of the Merger pursuant to a Stockholders Agreement, dated October 18, 2009, entered into with Parent (the "Stockholders Agreement"). In addition, such Tendering Stockholders have agreed, subject to certain exceptions, to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Offer and the Merger. The Tendering Stockholders are Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, President and Chief Executive Officer of the Company, Stebbins B. Chandor, Jr., Executive Vice President and Chief Financial Officer of the Company, Timothy G. Biltz, the Chairman of the Board of the Company, and Mikal J. Thomsen, a director of the Company. Based on information provided by the Tendering Stockholders as of October 18, 2009, an aggregate of 1,508,229 Shares will be tendered by the Tendering Stockholders in the Offer.

        This summary of the Stockholders Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Settlement Agreement and Mutual Release

        As described in "Item 4—The Solicitation or Recommendation—Background of the Transaction" (which description is incorporated by reference in this Item 3), the Company, Parent and certain of their respective affiliates are parties to litigation pending in various jurisdictions. In connection with the Merger Agreement, Parent, WirelessCo L.P., Sprint Spectrum L.P., SprintCom, Inc., Sprint Communications Company, L.P., Nextel Communications, Inc., PhillieCo L.P. and APC PCS LLC (collectively, the "Sprint Parties") and Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, iPCS Wireless, Inc. and the Company (collectively, the "iPCS Parties") entered into a Settlement Agreement and Mutual Release, dated October 18, 2009 (the "Settlement Agreement"). Under the terms of the Settlement Agreement, the Sprint Parties and the iPCS Parties have agreed to stay all pending litigation between them, subject to certain conditions, and not to sue each other during the pendency of the transactions contemplated by the Merger Agreement, subject to certain exceptions. The stays of litigation and covenants not to sue will terminate if the Merger

Agreement is terminated or if the Offer is not closed within the time period allowed by the Merger Agreement and the party seeking to terminate the Merger Agreement is unable to do so due to a court order or injunction that prevents termination. In addition, under the terms of the Settlement Agreement, effective upon the closing of the Merger, the Sprint Parties and the iPCS Parties will release each other from all claims, except those arising under or relating to a breach of the Merger Agreement or the Settlement Agreement, and will jointly file all such documents that are necessary to effect the dismissal with prejudice of all court orders and pending lawsuits between the Sprint Parties and the iPCS Parties.

        This summary of the Settlement Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Consent and Waiver

        The Merger Agreement provides as a condition to the obligation of the Purchaser to consummate the Offer that the Federal Communications Commission ("FCC") must have approved the transfer of control application for the Company's FCC authorization, file number FTC-214-19970306-00135 (the "214 FCC License"). The Company, Parent and the Purchaser have entered into a Consent and Wavier, dated October 28, 2009, pursuant to which the Purchaser has agreed to waive this condition and consent to the abandonment of the 214 FCC License by the Company to the FCC.

Sprint Affiliate Agreements

        The Company's three wholly owned subsidiaries, iPCS Wireless, Inc., Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC (each, a "PCS Affiliate"), operate as personal communications services businesses pursuant to affiliation agreements (collectively, the "Sprint PCS Agreements") with Parent and/or its affiliates (collectively, "Sprint PCS").

        Each PCS Affiliate entered into the following four major affiliation agreements with Sprint PCS:

  •
  a management agreement;

  •
  a services agreement; and

  •
  two trademark and service mark license agreements with different affiliates of Parent.

        Under the affiliation agreements with Sprint PCS, the Company, operating through the PCS Affiliates, has the exclusive right to provide wireless mobility communications services under the Sprint brand name in the Company's territory. The affiliation agreements with Sprint PCS require the Company to interface with the Sprint PCS network by building the Company's network to operate on the frequencies licensed to Parent in the 1900 MHz range.

        The following is a summary of the material terms and provisions of the Company's affiliation arrangements with Parent.

        Term.    The initial term of iPCS Wireless' management agreement commenced on January 22, 1999 and the initial terms of Horizon Personal Communications' and Bright Personal Communication Services' management agreements commenced on June 8, 1998 and October 13, 1999, respectively, and each continues for a period of 20 years. Following expiration of the initial term, the management agreements automatically renew for three successive 10-year renewal periods (for a maximum of 50 years including the initial term), unless at least two years prior to the commencement of any renewal period either party notifies the other party that it does not wish to renew the applicable management agreement.

        Roaming and Fees.    Each PCS Affiliate is generally entitled to receive fees from Sprint PCS equal to 92% of net "billed revenues" related to its subscriber activity, less applicable write-offs, net of deposits applied and net of recoveries. It also earns roaming revenue from the use of its network by subscribers of Sprint PCS based outside of its territory and from customers of wireless carriers other than Sprint PCS, which are offset against amounts such PCS Affiliate owes as expenses for every minute that Sprint PCS subscribers based in its territory use services outside the territory or on another carrier's network. In addition to the fees for roaming discussed above, each PCS Affiliate also recognizes roaming revenue and expense related to data usage from mobile broadband services, known as "3G data," when wireless subscribers are using such services outside of their home territory or network. A PCS Affiliate recognizes revenue when a wireless subscriber based outside of its markets or network uses mobile broadband data services on the PCS Affiliate's network, and the PCS Affiliate recognizes expense when its subscribers use such services outside its territory or on the network of another wireless carrier. The PCS Affiliates also recognize certain other revenues and expenses as set forth in the relevant management agreement with Sprint PCS.

        Termination.    Each management agreement may be terminated by one or more of the parties thereto, under certain conditions, as a result of the following events:

  •
  the FCC revocation of or failure to renew Parent's spectrum licenses in the applicable PCS Affiliate's territory;

  •
  the existence of an uncured breach of a payment obligation or other material term under the applicable management agreement;

  •
  the management agreement violates any applicable law where such violation constitutes a felony or subjects any party to substantial monetary fines or other substantial damages and such violation cannot be effectively remedied; or

  •
  the termination of any of the related trademark and service mark license agreements due to a breach by the other party thereto.

        Effect of Termination or Expiration.    If a PCS Affiliate has the right to terminate a management agreement because of an event of termination caused by Sprint PCS, generally the PCS Affiliate may:

  •
  in the case of iPCS Wireless, Inc., require Sprint PCS to purchase all of the applicable PCS Affiliate's operating assets used in connection with its network for an amount equal to at least 88% of its "entire business value"; provided, however, in basic trading areas ("BTAs") where Sprint PCS owns 10 MHz of spectrum or less, if Sprint PCS acquires additional spectrum, in the entirety of those BTAs in iPCS Wireless' territory such that Sprint PCS is the licensee of 20 MHz or more of PCS spectrum in iPCS Wireless, Inc.'s territory, then the amount must be equal to at least 80% of iPCS Wireless, Inc.'s "entire business value";

  •
  in the case of Horizon Personal Communications, Inc. and Bright Personal Communication Services, LLC, require Sprint PCS to purchase all of the applicable PCS Affiliate's operating assets used in connection with its network for an amount equal to at least 80% of its "entire business value";

  •
  in all areas in its territory where Sprint PCS was the licensee for 20 MHz or more of the spectrum on the date the applicable management agreement was executed, require Sprint PCS to assign to such PCS Affiliate, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS and (ii) 9% of the applicable subsidiary's "entire business value"; or

  •
  continue to operate under the management agreement and pursue such other remedies as are available to the PCS Affiliate under the agreements and at law.

        If Sprint PCS has the right to terminate a management agreement because of an event of termination caused by a PCS Affiliate, generally Sprint PCS may:

  •
  purchase the operating assets of the applicable PCS Affiliate for an amount equal to 72% of its "entire business value";

  •
  require the PCS Affiliate to purchase, subject to governmental approval, up to 10 MHz of licensed spectrum in the PCS Affiliate's territory for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS and (ii) 10% of the applicable subsidiary's "entire business value";

  •
  take any action as Sprint PCS deems necessary to cure the breach of the management agreement, including assuming responsibility for, and operating, the network of the PCS Affiliate; or

  •
  continue to operate under the management agreement and pursue such other remedies as are available to Spring PCS under the agreements and at law.

        If Sprint PCS gives a PCS Affiliate timely notice that it does not intend to renew a management agreement, the PCS Affiliate may:

  •
  require Sprint PCS to purchase all of the operating assets used in connection with the network of the applicable PCS Affiliate for an amount equal to 80% of its "entire business value"; or

  •
  in all areas in such subsidiary's territory where Sprint PCS was the licensee for 20 MHz or more of the spectrum on the date the applicable management agreement was executed, require Sprint PCS to assign to such subsidiary, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS and (ii) 10% of such subsidiary's "entire business value."

        If a PCS Affiliate gives Sprint PCS timely notice of non-renewal, or a PCS Affiliate and Sprint PCS both give notice of non-renewal, or a management agreement expires with neither party giving a written notice of non-renewal, or if a management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may, subject to certain limitations:

  •
  purchase all of the operating assets used in connection with the network of the applicable PCS Affiliate for an amount equal to 80% of its "entire business value"; or

  •
  require such subsidiary to purchase, subject to governmental approval, up to 10 MHz of licensed spectrum in such subsidiary's territory for an amount equal to the greater of either (i) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS and (ii) 10% of such subsidiary's "entire business value."

        If the "entire business value" of a PCS Affiliate is to be determined, Sprint PCS and the Company will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the subsidiary's "entire business value" on a going concern basis using the following principles:

  •
  the "entire business value" is based on the price a willing buyer would pay a willing seller for the entire ongoing business;

  •
  the then-current customary means of valuing a wireless telecommunications business will be used;

  •
  the business is conducted under the Sprint PCS brands and such PCS Affiliate's affiliation agreements with Sprint PCS;

  •
  such PCS Affiliate is deemed to own the spectrum and frequencies presently owned by Sprint PCS that are used by such PCS Affiliate under such PCS Affiliate's affiliation agreements with Sprint PCS; and

  •
  the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and those businesses will not be included in the sale.

        Non-competition.    The Company may not offer Sprint PCS products and services outside its territory without the prior written approval of Sprint PCS. Within its territory, the Company may offer, market or promote telecommunications products and services only under the Sprint PCS brand, the Company's own brands, brands of the Company's related parties or other products and services approved under the applicable management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent the Company obtains licenses to provide wireless personal communications services outside its territory, the Company may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS.

        The Services Agreements.    The services agreements outline the terms and conditions upon which Parent performs various back office services for the Company for an additional fee. Such services include support services provided by Parent relating to billing, customer care, collections, network operations, control center monitoring, national platform, information technology, interconnectivity, voice mail, directory assistance, operator services and roaming clearinghouse services. Parent also provides the Company with services related to subscriber activation, credit verification, handset logistics and handset carrying, obsolescence and other costs. The Company reserves the right to discontinue receiving such services upon 180 days prior written notice to Parent.

        The Trademark and Service Mark License Agreements.    The Company has a non-transferable license to use, at no additional cost to it, the Sprint and Sprint PCS brand names and several other U.S. trademarks and service marks on Sprint PCS products and services. Sprint PCS and Parent can terminate the Company's trademark and service mark license agreements if the Company files for bankruptcy or materially breaches such agreements or if the associated management agreement is terminated. The Company can terminate its trademark and service mark license agreements upon Sprint PCS's or Parent's abandonment of the licensed marks or if Sprint PCS or Parent files for bankruptcy or the associated management agreement is terminated.

        This summary of the Sprint PCS Agreements does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Sprint PCS Agreements, which are filed as Exhibits (e)(6) to (e)(28) and (e)(45) to (e)(48) hereto and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Solicitation or Recommendation

        The Board, at a meeting held on October 18, 2009, by the unanimous vote of those directors present, among other things, (i) determined that the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approved, authorized and declared advisable the Merger Agreement and approved and authorized the Merger and the other transactions contemplated by the Merger Agreement and (iii) resolved to recommend that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

        Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company's stockholders accept the tender offer, tender their shares pursuant to the tender offer and, to the extent applicable, adopt the Merger Agreement.

        A letter to stockholders communicating the Board of Directors' recommendation and the joint press release issued by the Company and Parent announcing the execution of the Merger Agreement are filed as Exhibits (a)(1) and (a)(10) hereto, respectively, and are incorporated herein by reference.

Background of the Transaction

        The Company operates its personal communications services businesses pursuant to affiliation agreements with Sprint Nextel and its affiliates. Beginning in 2005, the Company and Sprint Nextel have been involved in a series of lawsuits and disputes involving a variety of matters and claims. From 2005 to 2007, Sprint Nextel acquired a number of its affiliates. While at one point there were approximately 20 affiliates, today the Company is the largest of the three remaining affiliates. As a consequence of these varying relationships and developments, since the Company's inception the Company and Sprint Nextel have engaged in periodic discussions with respect to various aspects of their commercial relationship and other matters.

        In mid-September 2007, Sprint Nextel and the Company had preliminary discussions regarding a potential acquisition of the Company by Sprint Nextel. During the course of these discussions, Paul Saleh, the then Chief Financial Officer of Sprint Nextel, suggested to Timothy M. Yager, the Company's Chief Executive Officer, that Sprint Nextel might be prepared to take steps toward acquiring the Company for a nominal premium to the then-current market price. On September 20, 2007, the Board of Directors of the Company, together with UBS Securities LLC ("UBS"), a financial advisor to the Company, and Mayer Brown LLP, the Company's legal counsel, met to discuss and consider these developments. By September 30, 2007, these preliminary discussions between the Company and Sprint Nextel had terminated. No due diligence information was exchanged in the context of these discussions.

        From time to time following such discussions through October 2008, Douglas B. Lynn, Sprint Nextel's Vice President—Corporate Development, and Mr. Yager engaged in periodic communications to discuss the relationship between the parties generally, including the various agreements in place between Sprint Nextel and the Company and the pending lawsuits between Sprint Nextel and the Company. No substantive acquisition discussions occurred during this time and no information was exchanged.

        On May 7, 2008, Sprint Nextel entered into a transaction with Clearwire Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc., and Bright House Networks, LLC (the "Clearwire Transaction") and initiated a lawsuit against the Company in Delaware seeking a declaration that the Clearwire Transaction would not constitute a breach of the agreements between Sprint Nextel and the Company. On May 12, 2008, the Company filed a similar action in Illinois seeking a declaration that the Clearwire Transaction would constitute a breach of the agreements between Sprint Nextel and the Company, and requesting an injunction barring the closing of the Clearwire Transaction without certain modifications.

        On November 14, 2008, Mr. Lynn spoke to Mr. Yager and proposed to acquire all of the outstanding shares of the Company for $10.00 per share, payable in cash. In addition, Mr. Lynn indicated that Sprint Nextel proposed to structure the acquisition as a tender offer followed by a merger. Mr. Lynn also stated that Sprint Nextel could finance the transaction with existing cash on hand. The Sprint Nextel proposal was contingent on confirmatory due diligence and the execution of mutually acceptable definitive agreements.

        On November 15, 2008, the Board of Directors of the Company met to discuss the proposal made by Mr. Lynn to Mr. Yager the previous day. The Board of Directors, together with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), a financial advisor to the Company, and Mayer Brown discussed the proposal at length and developed a plan to review and respond to the proposal.

        The Board of Directors of the Company met again on November 19, 2008 to discuss Sprint Nextel's proposal. At this meeting, the Board of Directors received presentations from Morgan Stanley and Mayer Brown on various matters, including perspectives on the Company's valuation and its directors' legal duties in considering and responding to Sprint Nextel's proposal. After considerable discussion among the Board of Directors and its financial and legal advisors and after careful consideration, the Board of Directors authorized Mr. Yager to advise Mr. Lynn that Sprint Nextel's offer was rejected on the basis that it grossly undervalued the Company and that such an offer did not serve as a basis for further discussion or merit a specific counterproposal.

        After the Board meeting on November 19, 2008, Mr. Yager called Mr. Lynn to say that the Board of Directors of the Company had met to review Sprint Nextel's proposal with the assistance of its financial and legal advisors and had determined that Sprint Nextel's proposal was unacceptable and did not warrant further discussions.

        On November 23, 2008, the Board of Directors of the Company had a meeting at which Mr. Yager updated the Board of Directors with respect to his November 19th discussion with Mr. Lynn.

        On December 4, 2008, Mr. Lynn sent a letter to the Board of Directors of the Company summarizing Sprint Nextel's prior proposal and encouraging the Board of Directors to reconsider the Company's position and engage in discussions with Sprint Nextel. The letter also stated that Sprint Nextel looked forward to continuing its commercial relationship with the Company for the remaining term of the affiliate agreements.

        On December 10, 2008, the Board of Directors of the Company, together with its financial and legal advisors, met to discuss the letter received from Mr. Lynn. Mr. Yager indicated that he had previously discussed the letter with several members of the Board of Directors. The Board of Directors and its advisors then discussed a proposed response letter to Sprint Nextel, a draft of which had previously been circulated to the members of the Board of Directors. After considerable discussion among the Board of Directors and its financial and legal advisors and after careful consideration, the Board of Directors agreed to certain modifications to the proposed response letter and authorized Mr. Yager to send the response letter, as modified.

        On December 11, 2008, Mr. Yager sent a letter to Mr. Lynn stating that Sprint Nextel's proposal had been discussed with the Board of Directors of the Company, select stockholders, outside legal counsel and the financial advisors of the Company. The letter further stated that, following such discussions, the Board of Directors had instructed Mr. Yager to reiterate its conclusion that Sprint Nextel's proposal underestimated the value of the Company and did not serve as a basis for further discussion or merit a specific counterproposal.

        On December 18, 2008, Mr. Lynn responded by letter to Mr. Yager notifying the Company that Sprint Nextel was withdrawing its proposal to acquire the outstanding shares of the Company and stating that on a timely basis it would take the necessary steps to comply with the Illinois court order requiring Sprint Nextel to cease owning, operating and managing the Nextel wireless network in certain of the Company's territories. The letter reiterated that Sprint Nextel looked forward to continuing its commercial relationship with the Company for the remaining term of the affiliate agreements.

        On January 30, 2009, the Circuit Court of Cook County, Illinois issued a final order requiring that Sprint Nextel cease to own, operate or manage the Nextel wireless network in certain of the Company's territories by January 25, 2010, subject to Sprint Nextel's ability to request an extension of this deadline (the "iDEN Order").

        From February 2009 through June 2009, Keith O. Cowan, Sprint Nextel's President of Strategic Planning and Corporate Initiatives and Acting President of CDMA, Mr. Lynn and Mr. Yager engaged in periodic communications with respect to various matters regarding the relationship between the two companies. No specific acquisition proposals were discussed or made during this time period.

        On April 30, 2009, the Circuit Court of Cook County, Illinois dismissed claims brought by the Company in the Clearwire litigation for lost profits and consequential damages, but denied Sprint Nextel's partial motion to dismiss certain other claims in that litigation relating to 4G technology.

        On June 11, 2009, Mr. Cowan called Mr. Yager to inform him that Sprint Nextel intended to divest its iDEN assets in certain of the Company's territories (the "iDEN Divestiture Process") in order to comply with the iDEN Order.

        On June 12, 2009, Sprint Nextel publicly announced the iDEN Divestiture Process.

        Also on June 12, 2009, representatives of Morgan Stanley, on behalf of the Company, contacted representatives of Citigroup Global Markets Inc. ("Citi"), Sprint Nextel's financial advisor, to request participation by the Company in the iDEN Divestiture Process. Sprint Nextel declined to permit the Company to participate in the process because of the competitive relationship between the Company and Sprint Nextel's iDEN business and the ongoing litigation between Sprint Nextel and the Company.

        On July 28, 2009, Sprint Nextel announced its proposed acquisition of Virgin Mobile USA.

        On August 20, 2009, representatives of Citi and Morgan Stanley met to discuss certain valuation benchmarks related to the Company and other aspects of the relationship between the Company and Sprint Nextel. Among other matters that were discussed, Citi communicated Sprint Nextel's views with respect to the risks to the Company of continuing to operate on a standalone basis.

        In late August 2009, a representative of UBS, a financial advisor to the Company, had a discussion with Mr. Cowan with respect to a potential transaction. During this discussion, Mr. Cowan suggested on a preliminary basis that the Sprint Nextel valuation of the Company was a dollar amount in the low teens per share, and if there were significant new areas of value or synergies, the valuation might increase to a $18.00 to $20.00 per share range.

        On September 2, 2009, representatives of Citi, Morgan Stanley and UBS met to discuss a potential transaction between the Company and Sprint Nextel. Among other matters that were discussed, representatives of Citi outlined the potential risks and challenges that Sprint Nextel believed to be facing the Company, including (1) that the Company did not have a prepaid offering, (2) that the amount at which the Company was obligated to reimburse Sprint Nextel for the cost of providing certain back office services was scheduled to be reset in 2011 by giving notice in 2009, and that it was likely that such CCPU rates would increase substantially from current levels, (3) that the Company was engaged in litigation with respect to 4G technology, (4) that Sprint Nextel was seriously contemplating providing the Company's iPCS Wireless subsidiary with a notice of nonrenewal under the parties' existing agreements in the near future which would result in the relationship between Sprint Nextel and iPCS Wireless terminating and would leave the Company with a Sprint Nextel affiliation agreement for only half of its territories, (5) that the Company's net travel position with Sprint Nextel was rapidly declining and the Company was losing roaming revenues, (6) that the current level of capital expenditures was not sustainable, (7) that the Company's level of gross adds, and in particular those gross adds coming from Nextel iDEN subscribers, was unsustainable, and (8) that in light of the potential receipt of a notice of nonrenewal it might be difficult for the Company to refinance its debt on acceptable terms when it came due in 2013 and 2014. Citi suggested that these risks, taken together, may result in a valuation lower than $18.00 to $20.00 per share. Representatives of UBS and Morgan Stanley indicated that the price at which the Company was willing to enter into a transaction was below $30.00 per share but well above $20.00 per share, and if Sprint Nextel expected to acquire the Company for less than $20.00 per share, there was no basis for further discussions.

        On September 4, 2009, representatives of Citi contacted Morgan Stanley and UBS to indicate that Sprint Nextel was not prepared to move forward in discussions regarding a transaction with the Company given the sizable gap in views of the Company's value. During this discussion, Citi strongly suggested to the Company's advisors that if the Company wanted discussions with respect to a potential acquisition to continue, the Company should make a "best and final" offer of a price that it would be willing to accept.

        On September 9, 2009, a meeting of the Board of Directors of the Company was held. At this meeting, in an effort to assist the Board of Directors in making decisions with respect to potential strategic alternatives, representatives of UBS and Morgan Stanley provided a detailed presentation on a variety of topics including the Company's value, the Company's outlook, the risks facing the Company's business and the implications to the Company if Sprint Nextel delivered a notice of nonrenewal to iPCS Wireless. UBS and Morgan Stanley also recounted for the Board of Directors how Sprint Nextel's financial advisor had strongly suggested that if the Company was interested in pursing a potential transaction, it was in the Company's best interest to offer a "best and final" price at which it would be willing for Sprint Nextel to acquire the Company. Representatives of Mayer Brown provided the Board of Directors with a detailed summary of the various pending litigation and discussed the proposal to file an additional lawsuit against Sprint Nextel in light of Sprint Nextel's proposed acquisition of Virgin Mobile. Its representatives also reviewed the Company's legal options under the iPCS Wireless management agreement should Sprint Nextel deliver an early notice of nonrenewal. The Board of Directors, together with its financial and legal advisors, discussed at length whether to make a proposal to Sprint Nextel along the lines suggested by Sprint Nextel's financial advisor. After considerable discussion and after careful consideration, the Board of Directors concluded that it should propose to Sprint Nextel an acquisition price of $24.50 per share in cash. Although the Board of Directors agreed that, consistent with Sprint Nextel's request, this proposal should be characterized as a "best and final" offer, the Board of Directors acknowledged that the proposal of $24.50 per share may leave limited room for negotiation if necessary.

        On September 10, 2009, the Company initiated a lawsuit against Sprint Nextel in connection with Sprint Nextel's proposed acquisition of Virgin Mobile USA.

        On September 11, 2009, there was a call between Mr. Cowan and Mr. Yager. During this call, Mr. Yager informed Mr. Cowan of the Virgin Mobile USA lawsuit and discussed valuation of the Company in the context of a potential transaction. Mr. Yager said that, in response to the recommendation provided by Sprint Nextel's financial advisor, Mr. Yager had obtained the authority of the Board of Directors to provide a "best and final" offer of $24.50 per share. Mr. Cowan and Mr. Yager acknowledged the considerable gap in valuation.

        On September 17, 2009, Mr. Cowan and Mr. Yager met in Chicago. Mr. Cowan told Mr. Yager that based on recent due diligence and synergies Sprint Nextel was willing to pay $20.00 per share in an acquisition of the Company.

        On September 22, 2009, Mr. Cowan communicated to Mr. Yager that Sprint Nextel was still considering value and needed to conduct additional due diligence. Mr. Yager reiterated that, as requested by Sprint Nextel, the Company's Board of Directors had authorized him to make a "best and final" proposal of $24.50 per share and he was not authorized to, nor inclined to, negotiate a value lower than $24.50. Nonetheless, Mr. Yager told Mr. Cowan that the Company was willing to facilitate Sprint Nextel conducting due diligence in an effort to determine if Sprint Nextel could increase its valuation.

        On September 25, 2009, Sprint Nextel and the Company executed a confidentiality agreement to facilitate the Company providing Sprint Nextel with access to non-public information concerning the Company.

        On September 29, 2009, representatives of Sprint Nextel and Citi attended a due diligence meeting with representatives of the Company, UBS and Morgan Stanley.

        During the period from September 30, 2009 to October 18, 2009, follow-up due diligence information was provided by the Company, UBS and Morgan Stanley to Sprint Nextel, Citi and legal advisors to Sprint Nextel.

        On October 2, 2009, Mr. Cowan called Mr. Yager and said that he was prepared to present an offer to acquire the Company for $22.50 per share to the Finance Committee of Sprint Nextel's Board of Directors. Mr. Cowan suggested that the transaction be structured as a tender offer and requested that the Company seek agreements from Apollo Investment Fund IV, L.P. and one of its affiliates ("Apollo"), a large shareholder of the Company, and certain executive officers and directors of the Company that such stockholders, executive officers and directors tender their Shares, and, if applicable, vote their Shares in favor of the Merger and the other transactions contemplated by the merger agreement.

        On October 4, 2009, the Board of Directors of the Company had a meeting to discuss the status of the discussions with Sprint Nextel. At this meeting, UBS and Morgan Stanley provided an update to the detailed presentation they had made to the Board of Directors at the September 9, 2009 meeting. Also at this meeting, representatives of Mayer Brown discussed the current status with respect to the various litigation between the Company and Sprint Nextel. After these presentations and discussions, the Board of Directors concluded that under the circumstances facing the Company it was in the Company's best interest to show limited flexibility with respect to its previous proposal of $24.50 per share and provided Mr. Yager guidance with respect to further discussions with Sprint Nextel.

        Also on October 4, 2009, Mr. Cowan called Mr. Yager and confirmed that the Finance Committee of Sprint Nextel's Board of Directors would consider a transaction at $22.50 per share. Mr. Cowan reiterated the requirement that Apollo and certain executive officers and directors provide lock-up agreements.

        On October 5, 2009, Mr. Yager and Mr. Cowan had another discussion with respect to the potential transaction and the valuation with respect thereto. Mr. Yager reiterated to Mr. Cowan that the Company's Board of Directors had provided a "best and final" offer as Sprint Nextel had requested and was very reluctant to move off that price.

        On October 6, 2009, Mr. Yager called Mr. Cowan and told him that he had spoken to the Company's directors and that, after much discussion, they were willing to accept $24.00 per share in order to reach an agreement. Mr. Cowan responded that he would need to discuss this proposal with the Chairman of the Finance Committee of Sprint Nextel's Board of Directors.

        On October 9, 2009, Mr. Cowan called Mr. Yager and told him that he intended to recommend to Sprint Nextel's Finance Committee a transaction to acquire the Company for $24.00 per share.

        On October 13, 2009, Mr. Cowan and Mr. Yager spoke by telephone. Mr. Cowan told Mr. Yager that Sprint Nextel's Finance Committee had agreed to recommend to Sprint Nextel's Board of Directors a transaction to acquire the Company for $24.00 per share on the condition that the Company pay a termination fee to Sprint Nextel should less than a majority of the shares of the Company be tendered in the transaction. Mr. Cowan also reiterated the requirement that Apollo and certain executive officers and directors provide lock-up agreements. The closing price of the shares of the Company on October 13, 2009 was $17.86.

        Also, on October 13, 2009, King & Spalding LLP, legal counsel to Sprint Nextel, sent a draft merger agreement to the Company and its advisors. King & Spalding also sent a draft stockholders agreement, providing the terms and conditions upon which Apollo and the selected executive officers and directors would agree to tender their shares of the Company and, if applicable, vote their shares of the Company in favor of the Merger and the other transactions contemplated by the merger agreement. A draft settlement agreement was also distributed, which provided for a stay of the litigation between the Company and Sprint Nextel until the transaction was completed and releases of both parties after the transaction was completed.

        Starting on October 14, 2009, King & Spalding and Mayer Brown had extensive discussions with respect to various aspects of the proposed merger agreement, including the conditions to the Offer, the events upon which the merger agreement could be terminated (including whether the Company would have the right to terminate the agreement in order to accept a superior proposal), the size of the termination fee that would be payable by the Company to Sprint Nextel under certain circumstances and the circumstances under which the termination fee would be payable (including whether the termination fee would be payable if less than a majority of the shares were tendered in the transaction). Legal counsel also had extensive discussions with respect to the terms and conditions of the settlement agreement and the stockholders agreement.

        Over the next several days, legal counsel continued to exchange drafts of the transaction documents and have extensive negotiations about various issues, including the regulatory conditions to the Offer, the treatment of the Company's restricted stock and options in the transaction, and the amount of and triggers for the termination fee.

        On October 18, 2009, Mr. Cowan informed Mr. Yager that Sprint Nextel's Board of Directors approved the terms of the transaction between Sprint Nextel and the Company. Mr. Cowan and Mr. Yager also resolved the remaining issues with respect to the merger agreement.

        Also on October 18, 2009, the Board of Directors of the Company met to consider the proposed transaction. At this meeting, Mr. Yager and representatives of Mayer Brown reviewed with the Board of Directors the history of the acquisition discussions with Sprint Nextel as well as a status with respect to the negotiations that had taken place over the last several days. Representatives of Mayer Brown reviewed with the Board of Directors the fact that the Board of Directors had concluded on several previous occasions that Sprint Nextel is the party likely to have the most interest in acquiring the Company and likely to be willing to acquire the Company at the highest price. This conclusion was based on several factors including (1) the scope and financial significance of the operational relationship between the Company and Sprint Nextel, (2) the fact that under the agreements between the parties Sprint Nextel has the right to consent to any change of control of the Company, (3) the fact that all potential acquirers other than Sprint Nextel would be obligated to repurchase the Company's debt in connection with an acquisition of the Company and (4) the fact that it was unlikely that a third party would be willing to assume the various pending lawsuits between the Company and Sprint Nextel given the breadth and complexity of the relationship and such lawsuits. In light of its determination that Sprint Nextel is the party likely to have the most interest in acquiring the Company and likely to be willing to acquire the Company at the highest price, the Board of Directors reiterated its earlier determination that no attempt should be made to actively seek alternative proposals because such an effort would have been highly unlikely to result in a proposal that was superior to the proposal made by Sprint Nextel and may have resulted in leaks to third parties or otherwise jeopardized the proposed transaction with Sprint Nextel.

        Representatives of Mayer Brown then provided the Board of Directors with a summary of the directors' fiduciary duties under applicable law. Its representatives also provided the Board of Directors with a summary of the key terms of the merger agreement and stockholders agreement, as well as with a status of the litigation between the Company and Sprint Nextel and summary of the key terms of the settlement agreement proposed to be entered into in connection with the merger agreement. Management of the Company then provided the Board of Directors with a report on the current financial and operating condition of the Company and told the directors that management was in favor of the proposed transaction and believed that proceeding with the proposed transaction was in the best interests of the Company's stockholders.

        Representatives of UBS and Morgan Stanley then reviewed their previous discussions with the Board of Directors regarding potential strategic alternatives and valuation issues. Representatives of UBS and Morgan Stanley then made a joint presentation to the Board of Directors as to the fairness of the Offer Price in the proposed transaction from a financial point of view. UBS then delivered its oral opinion to the Company that as of the date of its opinion, October 18, 2009, based on and subject to various assumptions, matters considered and limitations described in its written opinion, the Offer Price to be received by the holders of Company Common Stock in the Offer was fair, from a financial point of view, to such holders, and UBS subsequently delivered its written opinion with respect thereto. Also, Morgan Stanley delivered its oral opinion to the Company that, based on and subject to certain assumptions, qualifications and limitations, the consideration to be received by the holders of Company Common Stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, and Morgan Stanley subsequently delivered its written opinion with respect thereto.

        After receiving the fairness opinions from UBS and Morgan Stanley, the members of the Board of Directors engaged in extensive discussions with respect to the merits of the proposed transaction and the risks and opportunities facing the Company. Upon completing these discussions and after careful consideration, the Board of Directors of the Company unanimously approved the proposed transaction.

        Following the board meetings on October 18, 2009, Sprint Nextel, the Offeror, the Company and certain of their affiliates and stockholders executed the merger agreement, settlement agreement and stockholders agreement.

        The parties issued a joint press release announcing the transaction on the morning of October 19, 2009.

Reasons for the Recommendation of the Board of Directors

        In reaching its decision to recommend that holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement, the Board of Directors consulted with the Company's senior management, legal counsel and financial advisors and considered a number of factors.

        The material favorable factors considered by the Board of Directors were the following:

  •
  the Offer Price and the Merger Consideration represent a substantial premium to the historical trading price of the Common Stock. The Offer Price and Merger Consideration represent a 34.2% premium over the closing price of the Common Stock on October 16, 2009, the last trading day prior to the announcement of the execution of the Merger Agreement; a 34.9% premium over the average closing price of the Common Stock for the 30-day period ending October 16, 2009; a 43.2% premium over the average closing price of the Common Stock for the 90-day period ending October 16, 2009; a 46.7% premium over the average closing price of the Common Stock for the six-month period ending October 16, 2009; a 93.4% premium over the average closing price of the Common Stock for the 52-week period ending October 16, 2009; and a 26.0% premium over the highest closing price of the Common Stock during the 52-week period ending October 16, 2009;

  •
  the multiple of the Company's implied enterprise value based on the Offer Price to projected 2009 EBITDA and projected 2010 EBITDA compares favorably to the multiples based on these metrics of selected companies that are similar to the Company and the multiples based on these metrics implied in precedent acquisitions of wireless telecommunications companies during 2008 and 2009. See "Item 4—The Solicitation or Recommendation—Opinions of the Company's Financial Advisors—Selected Companies Analysis; Selected Transactions Analysis";

  •
  the Company's implied equity value resulting from a discounted cash flow analysis based on financial forecasts and estimates using two different probability weighted scenarios, as described in more detail in "Item 4—The Solicitation or Recommendation—Opinions of the Company's Financial Advisors—Discounted Cash Flow Analysis";

  •
  the determination by the Board of Directors, based on a number of factors, that Sprint Nextel is the party likely to have the most interest in acquiring the Company and likely to be willing to acquire the Company at the highest price, and the determination that other parties would likely be unwilling to acquire the Company on terms superior to Sprint Nextel's offer; some of those factors are the following:

  •
  the scope and financial significance of the operational relationship between the Company and Sprint Nextel and their respective subsidiaries, including the substantial back office, wireless spectrum and network support provided by Sprint Nextel and its subsidiaries to the Company and its subsidiaries, and the resulting synergies that may be realized by Sprint Nextel in connection with acquiring the Company that would not be available to another acquiror;

  •
  the terms of the agreements between the Company and its subsidiaries, on the one hand, and Sprint Nextel and its subsidiaries, on the other hand, including the provisions of the management agreements that require the Company's subsidiaries to obtain the consent of Sprint Nextel (which except in certain circumstances, including a sale to a significant competitor of Sprint Nextel, cannot be unreasonably withheld) prior to a change of control of the Company being effected;

  •
  the provisions of the Company's secured notes indentures which require the Company to offer to repurchase all of the Company's outstanding secured notes issued thereunder in the event that the Company undergoes a "change of control" (as defined in the indentures), unless the party acquiring control of the Company is Sprint Nextel or any of its affiliates; and

    •
    the fact that it is unlikely that a third party would be willing to acquire the Company and assume the various pending lawsuits between the Company and Sprint Nextel given the breadth and complexity of the relationship and such lawsuits;

  •
  the current and prospective environment in which the Company and its subsidiaries operate, including national economic conditions, the competitive environment in the telecommunications industry generally and the wireless telecommunications industry in particular, including increasing competition and pricing pressure, the trend towards consolidation in the telecommunications industry, the evolving regulatory environment faced by telecommunications companies and the likely effect of these factors on the Company and its subsidiaries;

  •
  the impact of these difficult economic, competitive and other conditions on Sprint Nextel, the entity with which the Company's business is inextricably entwined, and the considerable challenges that Sprint Nextel has recently faced and may continue to face in the future as compared to some of its competitors in the wireless telecommunications industry;

  •
  the Company's belief that Sprint Nextel will not provide the Company with 4G technology, which the Company regards as superior to the Company's 3G technology, unless it is forced to do so in litigation, without which the Company believes it will be at a significant competitive disadvantage; and the Company's belief that even if the Company is successful in obtaining 4G technology through litigation, the delay caused by having to gain access to that technology through litigation and the resulting appeal process would itself constitute a competitive disadvantage for the Company;

  •
  the fact that beginning in 2011 there will be new CCPU rates in connection with the reimbursement by the Company of Sprint Nextel's costs of providing certain back office and other services to the Company, which Sprint Nextel has told the Company are likely to be higher, perhaps significantly so, as compared to current rates, and could result in the Company and Sprint Nextel being engaged in protracted and costly arbitration or force the Company to incur the risk, upfront costs and uncertainty of obtaining these services from a party other than Sprint Nextel;

  •
  the fact that while an important industry trend is increased use of prepaid products, the Company does not currently have a prepaid product, which puts the Company at a significant competitive disadvantage, and the significant risks, costs and uncertainties associated with obtaining and offering a prepaid product in connection with the Company's relationship with Sprint Nextel or otherwise;

  •
  the fact that the pending litigation between the Company and Sprint Nextel, though potentially favorable to the Company, (1) has resulted and will continue to result in considerable cost and distraction for the Company and its management, (2) is uncertain and may not result in a favorable outcome for the Company and (3) even if it does result in a favorable outcome for the Company, will be subject to the likely inability of the Company to recover lost profits and consequential damages, the likelihood of continued considerable delay and uncertainty in the implementation of the remedy mandated by the applicable ruling, and the resulting delay in the Company and its stockholders enjoying the benefits of the favorable outcome;

  •
  the terms of the Settlement Agreement that provide that, upon the termination of the Merger Agreement for any reason or if the Offer is not consummated by the Outside Date (and the party seeking to terminate the Merger Agreement cannot do so because of a court order preventing such termination), the stays of litigation and covenants not to sue contained therein will terminate;

  •
  the fact that the management agreements with Sprint Nextel provide Sprint Nextel the right not to renew the relationship between the parties beyond 2019 (or, in the case of the Horizon relationship, 2018), and that the Company believes that Sprint Nextel intends to exercise its right not to renew the relationship beyond such dates (which notices of nonrenewal are required to be delivered at least two years prior to the applicable expiration date though, in the case of iPCS Wireless, the Company believes Sprint Nextel may deliver the notice of nonrenewal substantially in advance of the deadline for doing so), which would leave the Company with a variety of options that may be less favorable to the Company's stockholders as compared to the proposed transaction;

  •
  the fact that, in connection with the Company's extensive discussions with Sprint Nextel about the future of the relationship between the parties, the Company proposed a material, structural change in its operating relationship with Sprint Nextel, known as a "re-affiliation," which would have included a settlement of the parties' litigation, which Sprint Nextel rejected, leading the Company to believe such a change was unlikely;

  •
  the fact that there continue to be a number of operational and financial disputes between the Company and Sprint Nextel, leading the Company to question Sprint Nextel's commitment and level of service to the affiliate program and raising the possibility that an increasing portion of the Company's earnings in the future would be dependent on the successful resolution of these disputes;

  •
  the fact that the Company and Sprint Nextel have had disagreements regarding the effect on the Company and its business, in light of the exclusivity provisions of the Company's management agreements with Sprint Nextel, of various corporate transactions to which Sprint Nextel is a party, which has required the Company and its subsidiaries to seek to protect their interests through legal actions, raising the possibility of further litigation between the parties in the future;

  •
  the potential difficulty that may be faced by the Company in refinancing its notes, which are due in 2013 and 2014, in light of the uncertainty surrounding the Company's long-term relationship with Sprint Nextel and its future generally, particularly in the event that Sprint Nextel does not renew the term of its management agreements with the Company and its subsidiaries beyond their respective expiration dates in 2018 or 2019 (with the notice of nonrenewal being required to be delivered at least two years prior to the applicable expiration date);

  •
  the fact that the margin between the Company's roaming revenue and roaming expense has declined over the recent year and, in particular, the Company's roaming margin with carriers other than Sprint Nextel is now unfavorable;

  •
  the Company's ability, prior to the Appointment Time, to furnish information to and conduct negotiations with third parties regarding acquisition proposals if certain conditions are satisfied, including where the Company receives an unsolicited acquisition proposal that the Board of Directors determines in good faith, after obtaining advice from its independent financial advisor, is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement);

  •
  the ability of the Board of Directors of the Company, prior to the Appointment Time, to change its recommendation regarding the advisability of the Offer, the Merger or the Merger Agreement in certain circumstances if required to do so to comply with its fiduciary duties to the Company's stockholders;

  •
  the joint presentation by Morgan Stanley and UBS delivered to the Board of Directors on October 18, 2009 and (1) the opinion of UBS that, based on and subject to the various assumptions, matters considered and limitations described therein, the Offer Price to be received by the holders of Common Stock in the Offer was, as of October 18, 2009, fair, from a financial point of view, to such holders and (2) the opinion of Morgan Stanley that, based on and subject to the assumptions, qualifications and limitations contained therein, the consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement was, as of October 18, 2009, fair, from a financial point of view, to those stockholders, as more fully described under "Item 4—The Solicitation or Recommendation—Opinions of the Company's Financial Advisors";

  •
  the fact that the Company's stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required to consummate the Merger;

  •
  the potential stockholder value that could be expected to be generated from the other strategic options available to the Company, including remaining independent and continuing to implement the Company's growth strategy or pursuing other strategic alternatives, as well as the risks and uncertainties associated with those alternatives;

  •
  the fact that the Offer Price and the Merger Consideration consist solely of cash, which provides certainty of value to the Company's stockholders compared to a transaction in which stockholders would receive stock;

  •
  the fact that the transaction structure includes a tender offer, which can generally be completed (subject to obtaining necessary regulatory approvals), and cash consideration delivered to stockholders, on a shorter timetable than would be achievable if the transaction were structured as a one-step merger requiring a stockholder meeting and vote;

  •
  the assessment of the Company's management and Board of Directors, after consultation with the Company's financial advisors, that Sprint Nextel and the Purchaser will have adequate capital resources to pay the Offer Price and the Merger Consideration;

  •
  the fact that neither the consummation of the Offer nor the consummation of the Merger is subject to a financing condition;

  •
  the fact that the Merger Agreement provides sufficient operating flexibility for the Company and its subsidiaries to conduct their business in the ordinary course between the signing of the Merger Agreement and the consummation of the Merger; and

  •
  the view of the Board of Directors, after receiving the advice of senior management and after consultation with the Company's legal counsel, that the regulatory approvals necessary to consummate the Offer and the Merger are not likely to present an obstacle to consummating the transaction.

        The Board of Directors weighed the foregoing factors against the following negative considerations:

  •
  the risks and costs to the Company if the Offer is not consummated, including the potential diversion of management and employee attention, the incurrence of transaction costs, potential employee attrition and the potential effect on business and customer relationships;

  •
  the proposed transaction, if consummated, will eliminate the possible upside benefit the Company may have enjoyed had it prevailed in some or all of the pending litigation with Sprint Nextel;

  •
  if the Offer is not consummated, the stays of litigation under the Settlement Agreement will have prevented the Company from continuing to seek an injunction to enjoin the consummation of Sprint Nextel's acquisition of Virgin Mobile USA, Inc. prior to its closing, might result in a delay in the Company receiving the benefit of Sprint/Clearwire's 4G technology if it is successful in the ongoing Clearwire litigation and will result in Sprint Nextel having until later than the current January 25, 2010 deadline to divest its iDEN network assets in certain parts of the Company's operating territory, as required by a court order;

  •
  the proposed transaction will eliminate the possible upside benefit the Company may have enjoyed if it was able to obtain and offer a prepaid product;

  •
  the proposed transaction will eliminate the ability of the Company to benefit if it is able to successfully argue that its CCPU fees to Sprint Nextel should decrease rather than increase; will eliminate the possible benefits to the Company if the roaming margin improves; and will eliminate the benefits that the Company would achieve by reason of the Company's belief that the 3G data roaming ratio with Sprint Nextel will have changed by more than 20% for 2009 as compared to 2008, which benefit could be significant;

  •
  if the Merger Agreement is terminated under certain circumstances, the Company will be required to pay Sprint Nextel a $12,500,000 termination fee;

  •
  the fact that the Company's stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company;

  •
  the covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals, unless certain conditions are satisfied;

  •
  the covenants in the Merger Agreement requiring the business of the Company and its subsidiaries prior to the consummation of the Merger to be conducted in the ordinary course, as well as various other operational restrictions on the Company and its subsidiaries prior to the consummation of the Merger; and

  •
  the Offer and the Merger will be taxable transactions and, therefore, the holders of Shares generally will be required to pay income tax on any gains they recognize as a result of the receipt of cash in the Offer or the Merger.

        The Board of Directors also considered that certain of the Company's directors and officers may have conflicts of interest in connection with the Offer and the Merger, as they may receive certain benefits that are different from, and in addition to, those of the Company's other stockholders. See "Item 3—Past Contracts, Transactions, Negotiations and Agreements—Agreements between the Company and its Executive Officers and Directors."

        The foregoing discussion of the material factors considered by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its recommendation. In addition, individual members of the Board of Directors may have given different weights to different factors.

Opinions of the Company's Financial Advisors

Opinion of UBS Securities LLC

        On October 18, 2009, at a meeting of the Company's Board of Directors held to evaluate the proposed transaction, UBS delivered to the Company's Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated October 18, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $24.00 per share Offer Price to be received by holders of the Common Stock in the Offer was fair, from a financial point of view, to such holders.

        The full text of UBS' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex B and is incorporated into this Statement by reference. Holders of the Company's Common Stock are encouraged to read UBS' opinion carefully in its entirety. UBS' opinion was provided for the benefit of the Company's Board of Directors in connection with, and for the purpose of, its evaluation of the $24.00 per share Offer Price, from a financial point of view, and does not address any other aspect of the transaction. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the transaction. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the transaction. The following summary of UBS' opinion is qualified in its entirety by reference to the full text of UBS' opinion.

        In arriving at its opinion, UBS, among other things:

  •
  reviewed certain publicly available business and financial information relating to the Company and Sprint Nextel;

  •
  reviewed certain internal financial information and other data relating to the Company's business and financial prospects that were provided to UBS by the Company's management and not publicly available, including financial forecasts and estimates, together with assumptions relating to the duration of the management agreements that currently exist between Sprint Nextel and each of the three operating subsidiaries of the Company, in each case, prepared by the Company's management, that the Company's Board of Directors directed UBS to use for purposes of its analysis;

  •
  conducted discussions with members of the Company's senior management concerning the Company's business and financial prospects;

  •
  reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

  •
  compared the financial terms of the transaction with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

  •
  reviewed current and historical market prices of Company common stock;

  •
  reviewed a draft, dated October 18, 2009, of the Merger Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

        In connection with its review, with the consent of the Company's Board of Directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Company's Board of Directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Company's Board of Directors, that such forecasts and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company, including the best currently available estimates and judgments of the Company's management as to probability ranges for the duration of the management agreements referred to above. UBS' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

        At the direction of the Company's Board of Directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $24.00 per share Offer Price to the extent expressly specified in UBS' opinion, of the Merger Agreement or any related documents or the form of the transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the $24.00 per share Offer Price. In rendering its opinion, UBS assumed, with the consent of the Company's Board of Directors, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (iii) the transaction would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without any material adverse effect on the Company or the transaction. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with the Company from any party. Except as described above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS' opinion was approved by an authorized committee of UBS.

Opinion of Morgan Stanley & Co. Incorporated

        The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible sale to Sprint Nextel. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation. At the meeting of the Company's Board on October 18, 2009, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of October 18, 2009, based upon and subject to the various considerations set forth in the opinion, the consideration to be received by the holders of the shares of the Company's Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Morgan Stanley, dated as of October 18, 2009, is attached to this Statement as Annex C and incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are encouraged to read the entire opinion carefully. Morgan Stanley's opinion is directed to the Board of Directors and addresses only the fairness from a financial point of view as of the date of the opinion of the consideration to be received by the holders of the shares of the Company's Common Stock pursuant to the Merger Agreement. It does not address any other aspects of the Offer or Merger and does not constitute a recommendation to any stockholder of the Company as to how to vote such stockholder's Shares. The summary of the opinion of Morgan Stanley set forth in this Statement is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  Reviewed certain publicly available financial statements and other business and financial information of the Company;

  •
  Reviewed certain internal financial statements and other financial and operating data concerning the Company together with assumptions relating to the duration of the management agreements that currently exist between Sprint Nextel and each of the three operating subsidiaries of the Company, in each case, prepared by the management of the Company;

  •
  Reviewed certain financial projections prepared by the management of the Company;

  •
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  •
  Reviewed the reported prices and trading activity for the Company's Common Stock;

  •
  Compared the financial performance of the Company and the prices and trading activity of the Company's Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

  •
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  Participated in certain discussions and negotiations among representatives of the Company and Sprint Nextel and their financial and legal advisors;

  •
  Reviewed the Merger Agreement and certain related documents; and

  •
  Performed such other analyses and considered such other factors as it deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company and Sprint Nextel, and that formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, including the best currently available estimates and judgments of the management of the Company as to probability ranges for the duration of the management agreements that currently exist between Sprint Nextel and each of three operating subsidiaries of the Company. In addition, Morgan Stanley assumed that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed tender offer and merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax, and regulatory advisors with respect to such matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, October 18, 2009. Events occurring after October 18, 2009 may affect this opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

        In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company. Morgan Stanley's opinion did not address the relative merits of the tender offer or the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

        Morgan Stanley conducted the analyses described below under "—Summary of Joint Financial Analyses" solely as part of its analysis of the fairness of the Offer Price pursuant to the Merger Agreement from a financial point of view to the holders of shares of the Company's Common Stock and in connection with the delivery of its opinion to the Board of Directors. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        Morgan Stanley's opinion and its presentation to the Board of Directors was one of many factors taken into consideration by the Board of Directors in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described below should not be viewed as determinative of the view of the Board of Directors with respect to the tender offer consideration or of whether the Board of Directors would have been willing to agree to a different Offer Price.

Summary Of Joint Financial Analyses

        In connection with rendering their opinions to the Company's Board of Directors, UBS and Morgan Stanley (together, the "Financial Advisors") performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by the Financial Advisors in connection with their opinions. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the transaction. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        The Financial Advisors believe that their analyses and the summary below must be considered as a whole and that selecting portions of their analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying the Financial Advisors' analyses and opinions. The Financial Advisors did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of their opinions, but rather arrived at their ultimate opinions based on the results of all analyses undertaken respectively by them and assessed as a whole.

        The estimates of the future performance of the Company provided by the Company or derived from public sources in or underlying the Financial Advisors analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing their analyses, the Financial Advisors considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

        The $24.00 per share Offer Price was determined through arm's-length negotiation between the Company and Sprint Nextel and the decision by the Company to enter into the transaction was solely that of the Company's Board of Directors. The Financial Advisors provided advice to the Company during these negotiations. The Financial Advisors did not, however, recommend any specific price or form of consideration to the Company. The Financial Advisors' opinions and financial analyses were only one of many factors considered by the Company's Board of Directors in its evaluation of the

Merger and should not be viewed as determinative of the views of the Company's Board of Directors or management with respect to the transaction or the $24.00 per share Offer Price.

        The following is a brief summary of the material financial analyses performed by the Financial Advisors and reviewed with the Company's Board of Directors on October 18, 2009 in connection with the Financial Advisors' opinions relating to the proposed transaction. The financial analyses summarized below include information presented in tabular format. In order for the Financial Advisors' financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the Financial Advisors' financial analyses.

Selected Companies Analysis

        The Financial Advisors compared selected financial and stock market data of the Company with corresponding data of the following six publicly traded wireless telecommunications companies that share certain operating and financial characteristics with the Company:

  •
  Leap Wireless International, Inc.

  •
  MetroPCS Communications, Inc.

  •
  NTELOS Holdings Corp.

  •
  Shenandoah Telecommunications Company

  •
  Sprint Nextel Corporation

  •
  United States Cellular Corporation

        The Financial Advisors reviewed, among other things, enterprise values of the selected companies, calculated as diluted equity value based on closing stock prices on October 16, 2009, plus debt at book value and minority interests at book value, less cash, cash equivalents and the market value of minority investments, as multiples of, to the extent publicly available, calendar years 2009 and 2010 estimated (1) earnings before interest, taxes, depreciation and amortization, or EBITDA, and (2) EBITDA less capital expenditures, otherwise referred to as operating free cash flow, or OpFCF. The Financial Advisors then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based both on the closing price of Company common stock on October 16, 2009 of $17.88 per share and the $24.00 per share Offer Price. Financial data for the selected companies were based on publicly available research analysts' consensus estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on internal estimates of the Company's management, referred to below as "Company Management Estimates" and publicly available research analysts' consensus estimates, referred to below as "Company Wall Street Consensus Estimates." This analysis indicated the following implied high, median, mean and low multiples for the selected companies, as compared to corresponding multiples implied for the Company:

Implied Multiples for the Company Based on Closing Stock Price on October 16, 2009
Implied Multiples for the Company Based on $24.00 Per Share
Implied Multiple for Selected Companies
						Company Wall Street Consensus Estimates		Company Wall Street Consensus Estimates
					Company Management Estimates		Company Management Estimates
	High	Median	Mean	Low
Enterprise Value as Multiple of EBITDA:
2009E	7.0x	5.4x	5.2x	3.6x	6.7x	6.2x	7.7x	7.2x
2010E	5.3x	4.6x	4.6x	3.7x	5.9x	5.8x	6.8x	6.6x
Enterprise Value as Multiple of OpFCF:
2009E	10.7x	10.6x	8.8x	5.2x	10.3x	9.7x	11.9x	11.1x
2010E	13.1x	9.0x	9.6x	6.5x	10.0x	9.5x	11.6x	10.9x

Selected Transactions Analysis

        The Financial Advisors reviewed transaction values in the following twenty selected transactions involving acquisitions of wireless telecommunications companies:

Announcement Date	Target	Acquiror
• 7/28/2009	• Virgin Mobile USA, Inc.	• Sprint Nextel Corporation
• 5/8/2009	• Alltel Corporation Divestitures	• AT&T Inc.
• 11/7/2008	• Centennial Communications Corporation	• AT&T Inc.
• 6/5/2008	• Alltel Corporation	• Cellco Partnership d/b/a Verizon Wireless
• 9/17/2007	• SunCom Wireless Holdings, Inc.	• Deutsche Telekom AG
• 7/30/2007	• Rural Cellular Corporation	• Cellco Partnership d/b/a Verizon Wireless
• 6/29/2007	• Dobson Communications Corporation	• AT&T Inc.
• 5/20/2007	• Alltel Corporation	• TPG Capital and GS Capital Partners
• 4/20/2006	• UbiquiTel Inc.	• Sprint Nextel Corporation
• 12/20/2005	• Nextel Partners, Inc.	• Sprint Nextel Corporation
• 11/21/2005	• Alamosa Holdings, Inc.	• Sprint Nextel Corporation
• 11/18/2005	• Midwest Wireless Holdings, LLC	• Alltel Corporation
• 8/30/2005	• IWO Holdings Inc.	• Sprint Nextel Corporation
• 8/30/2005	• Gulf Coast Wireless LP	• Sprint Nextel Corporation
• 7/11/2005	• US Unwired Inc.	• Sprint Nextel Corporation
• 3/17/2005	• Horizon PCS, Inc.	• the Company, Inc.
• 1/10/2005	• Western Wireless Corporation	• Alltel Corporation
• 12/15/2004	• Nextel Communications, Inc.	• Sprint Corporation
• 12/7/2004	• AirGate PCS, Inc.	• Alamosa Holdings, Inc.
• 2/17/2004	• AT&T Wireless Services, Inc.	• Cingular Wireless, LLC

        The Financial Advisors reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for a target company's equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of, to the extent publicly available, estimated forward EBITDA. The Financial Advisors reviewed estimated forward EBITDA for two periods, FY + 1 and FY + 2. For transactions announced during the first half of a target's fiscal year, the Financial Advisors designated FY + 1 EBITDA as the target's then-current fiscal year's estimated EBITDA, and FY + 2 EBITDA as the subsequent fiscal year's estimated EBITDA. For transactions announced during the second half of a target's fiscal year, the Financial Advisors designated FY + 1 EBITDA as the target's estimated EBITDA for the subsequent fiscal year and FY + 2 EBITDA as the next succeeding fiscal year's estimated EBITDA. Because valuations of wireless telecommunications companies have declined materially in the last two years, the Financial Advisors reviewed selected transactions announced since the beginning of 2008 as well as selected transactions announced since the beginning of 2004. The Financial Advisors then compared these multiples derived for the selected transactions with corresponding multiples implied for the Company based on the $24.00 per share Offer Price. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based both on Company Management Estimates and Company Wall Street Consensus Estimates. This analysis indicated the following implied high, median, mean and low multiples for the selected transactions, as compared to corresponding multiples implied for the Company:

Implied Multiples for the Company Based on $24.00 Per Share Offer Price:
Implied Multiples for Selected Transactions
Company Wall Street Consensus Estimates
Company Management Estimates
	High	Median	Mean	Low
Transaction Value as Multiple of:
Transactions 2008–Present
EBITDA FY + 1	8.3x	6.5x	6.6x	5.0x	6.8x	6.6x
EBITDA FY + 2	4.9x	4.9x	4.9x	4.9x	6.3x	6.2x
Transactions 2004–Present
EBITDA FY + 1	13.2x	9.0x	9.0x	5.0x
EBITDA FY + 2	10.7x	8.8x	8.5x	4.9x

Discounted Cash Flow Analysis

        The Financial Advisors performed a discounted cash flow analysis of the Company using financial forecasts and estimates relating to the Company prepared by the Company's management, based on two different scenarios provided by management of the Company. The first scenario contemplated that the management agreements that are currently in place between Sprint Nextel and the three operating subsidiaries of the Company will be renewed into perpetuity. The second scenario contemplated that Sprint Nextel would elect to not renew the management agreements in 2017 and, as a result, the Company would elect to "put" the wireless businesses of each of the operating subsidiaries to Sprint Nextel pursuant to its rights under the management agreements. These management agreements contemplate a purchase of the operating assets of each such subsidiary in such event at 80% of their "entire business value" (as defined in the management agreements) as determined through an appraisal process as set forth in such management agreements.

        For each scenario, the Financial Advisors calculated a range of implied present values (as of January 1, 2010) of the stand-alone unlevered, after-tax free cash flows that the Company was forecasted to generate from 2010 until 2017, and of terminal values for the Company based on the Company's calendar year 2017 estimated EBITDA. In the first scenario, implied terminal values were derived by applying to the Company's calendar year 2017 estimated EBITDA a range of EBITDA terminal multiples of 4.5x to 5.5x. In the second scenario, implied terminal values were derived by applying to the Company's calendar year 2017 estimated EBITDA a range of EBITDA terminal multiples of 4.5x to 5.5x, as further adjusted by: (i) assuming an approximately 50% debt and 50% equity capital structure as of the date of appraisal, applying a 30% premium on the equity portion so as to approximate an indicative outcome of an appraisal process pursuant to the management agreements; and (ii) applying a 20% discount to such resulting multiples to reflect the 80% of entire business value stipulated in the management agreements as described above. These adjustments resulted in a range of effective EBITDA terminal multiples of 4.2x to 5.0x. The Financial Advisors then calculated the after-tax proceeds from such a sale by assuming (i) a 40% tax rate and (ii) no remaining net operating losses, or NOLs, to shield proceeds from the sale. Under both scenarios, present values of cash flows and terminal values were calculated using discount rates ranging from 9.0% to 11.0%. To each scenario was added the net present value of NOLs of the Company and the net present value of Company forecasted litigation expense relating to the Company's on-going litigation with Sprint Nextel of $13 million. The net present value of NOLs in the first scenario was approximately $97 million as compared to the net present value of NOLs in the second scenario of approximately $87 million. Lastly, the Financial Advisors assumed, at the direction of the Board of Directors, that the first scenario had a 10%–30% probability of occurring and the second scenario had a 70%–90% probability of occurring, as provided by the Company's management in each case. This discounted cash flow analysis, based on a probability weighted average of the two scenarios provided by the Company's management, resulted in a range of implied present value of equity of $16.36 to $25.93 per share.

Miscellaneous

        In the past, UBS and its affiliates have provided investment banking services to the Company and Sprint Nextel unrelated to the proposed transaction, for which UBS and its affiliates received compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Sprint Nextel, and, accordingly, may at any time hold a long or short position in such securities. The Company selected UBS as its financial advisor in connection with the transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS' familiarity with the Company and their business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

        Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the equity securities of the Company or Sprint Nextel for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. In the two years prior to the date hereof, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to Sprint Nextel in the future and expects to receive fees for the rendering of these services.

Intent to Tender

        To the best of the Company's knowledge, after reasonable inquiry, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person with respect to which he has sole dispositive power to the Purchaser in the Offer. Certain directors and executive officers have agreed to tender their Shares, subject to certain conditions, pursuant to the Stockholders Agreement. See "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Agreements between the Company or its Affiliates and Parent or the Purchaser—Stockholders Agreement."

Litigation Relating to the Offer and Merger

        On October 22, 2009 and October 23, 2009, putative class action lawsuits were filed in the Circuit Court of Cook County, Illinois captioned Helene Hunt v. iPCS, Inc. et al., Case No. 09CH40868, and Kevin Patterson v. Timothy Yager et al., Case No. 09CH40287, respectively. The complaints name as defendants the Company, its directors, Parent and the Purchaser and generally allege that the consideration to be received by the Company's stockholders in connection with the proposed transaction is unfair and inadequate. The complaints further allege that the Company's directors breached their fiduciary duties by, among other things, approving the Merger Agreement and the other transactions contemplated by the Merger Agreement and that such breaches were aided and abetted by Parent. The lawsuits seek, among other things, injunctive relief, monetary damages and attorneys' fees. The Company believes that these lawsuits are without merit and intends to vigorously defend the actions.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Information with respect to the retention of UBS and Morgan Stanley by the Company under the caption "Item 4—The Solicitation or Recommendation—Opinions of the Company's Financial Advisors—Opinion of UBS Securities LLC" and "—Opinion of Morgan Stanley & Co. Incorporated" is hereby incorporated by reference in this Item 5.

        Under the terms of UBS' engagement, the Company agreed to pay UBS for its financial advisory services in connection with the transaction an aggregate fee currently calculated to be approximately $4.9 million, a portion of which was payable in connection with UBS' opinion and a significant portion of which is contingent upon consummation of the tender offer. In addition, the Company agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with this transaction, and the Company agreed to pay Morgan Stanley an aggregate fee currently calculated to be approximately $4.9 million, which is contingent upon completion of the tender offer. The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following:

Identity	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Conrad J. Hunter	September 30, 2009	369	$17.40	Delivery of Shares for payment of tax liability upon vesting of restricted stock

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend policy, indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Vote of Stockholders

        Pursuant to Section 253 of the DGCL, if the Purchaser becomes the owner of at least 90% of the total outstanding Shares as a result of the Offer, the Purchaser will be able to effect the Merger without the approval of the Company's stockholders. Pursuant to the Merger Agreement, the Company has granted to the Purchaser an irrevocable option, which the Purchaser, subject to certain conditions, may exercise up to five business days after the consummation of the Offer (or the expiration of any subsequent offering period), to purchase such number of newly issued Shares at the Offer Price such that, when added to the Shares already owned by Parent and the Purchaser and their affiliates at the time of such exercise, constitutes one Share more than 90% of the total number of Shares outstanding on a fully diluted basis (the "Top-Up Option"). If the Purchaser acquires at least 90% of the outstanding Shares, in the Offer or through exercise of the Top-Up Option, it will complete the Merger through the "short form" procedures available under Delaware law, which would not require the Company to hold a meeting of its stockholders to vote on the adoption of the Merger Agreement.

        Following the Offer and any subsequent offering period, if the Purchaser does not own at least 90% of the outstanding Shares, approval of the stockholders of the Company will be required to consummate the Merger. In such case, the approval of the Merger would be assured because of the Purchaser's ownership of at least a majority of the Shares following completion of the Offer.

Top-Up Option

        The summary of the Top-Up Option contained in Section 11, "The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement," of the Offer to Purchase is incorporated by reference herein.

Appraisal Rights

        Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder's Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (the "Appraisal Shares"), will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares may be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares and the value so determined could be higher or lower than the Offer Price. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the Offer Price. Holders of Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and Merger, are not opinions as to fair value under Section 262 of the DGCL. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Offer Price.

        The Company shall promptly notify the Parent in writing of any written demands received by the Company for appraisal of any Shares, and the Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the merger is completed. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

State Anti-Takeover Laws

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers, consolidations and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. At a meeting held on October 18, 2009, the Board, among other actions, took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of DGCL. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

        A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The Company is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, the Company will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Company might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Parent and the Purchaser may be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent and the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See the description of the conditions of the Offer contained in Section 15, "Certain Conditions of the Offer," of the Offer to Purchase, which description is incorporated by reference herein.

Antitrust Compliance

        Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting periods have been observed and terminated. These HSR Act requirements apply to the acquisition of Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless (a) such waiting period is extended by the FTC or Antitrust Division by the issuance of a Request for Additional Information and Documentary Materials (the "Second Request"), in which case the waiting period terminates ten days after Parent complies substantially with the Second Request (as described more fully below) or (b) the waiting period is terminated earlier by the FTC and the Antitrust Division. Under the Merger Agreement, Parent is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger within 10 business days from the date upon the date of the Merger Agreement. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on October 26, 2009 and the Company expects to file a

Premerger Notification and Report Form on or about October 30, 2009. Accordingly, the required waiting period with respect to the Offer and the Merger is expected to expire at 11:59 p.m., New York City time, on November 10, 2009, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Second Request prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or Parent's agreement not to close. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with a Second Request, the Company's failure to substantially comply with the Second Request will not extend the waiting period. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated and no additional HSR Act threshold is exceeded prior to closing of the transaction.

        At any time before or after the Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, the Company or any of their respective subsidiaries or affiliates or requiring other conduct or relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See the description of the conditions of the Offer contained in Section 15, "Certain Conditions of the Offer," of the Offer to Purchase, which description is incorporated by reference herein.

FCC and West Virginia Public Service Commission Approvals

        FCC.    Under the Communications Act of 1934, as amended (the "Communications Act"), no license or authorization granted by the FCC may be transferred or assigned except upon application to the FCC and upon a finding by the FCC that the public interest, convenience and necessity will be served thereby. On October 26, 2009, the Company and the Purchaser filed an application with the FCC for the transfer of control of the Company's FCC license. The FCC will place the application on public notice and, no later than 21 days following the public notice, the FCC will approve, deny or subject the application to further review. The Company and the Purchaser have agreed to use all reasonable efforts and take all appropriate actions necessary to obtain FCC approval of the application. Subject to the provisions described below, the approval of the transfer of the Company's FCC license is a condition to the consummation of the Offer (the "FCC License Transfer Condition"). If the FCC License Transfer Condition is the only remaining unsatisfied condition at a scheduled expiration date of the Offer, then the Purchaser will be permitted to extend the Offer for up to two additional five business day periods (the last of which being the "Final Extension Period"). If on the last day of the Final Extension Period the FCC License Transfer Condition remains unsatisfied, the Company, if so directed by the Purchaser, will abandon the FCC license and the Purchaser will waive the FCC License

Transfer Condition and consummate the Offer on the last day of the Final Extension Period, provided that all other conditions to the Offer are satisfied at that time.

        On October 28, 2009, Parent, the Purchaser and the Company executed a Consent and Waiver pursuant to which Parent and the Purchaser waived the condition to the consummation of the Offer that the FCC shall have approved the transfer of control application for the FCC authorization, file number ITC-214-19970306-00135 (the "214 License") and Parent consented to the Company causing the 214 License to be relinquished to the FCC. Therefore, receipt of FCC approval to the transfer of control of the 214 License is not a condition to the consummation of the Offer.

        West Virginia Public Service Commission Approval.    The Company and Parent filed a joint petition for the consent and approval in advance of the acquisition and ownership of the Company at the Public Service Commission of West Virginia on October 22, 2009. The joint petition seeks West Virginia Public Service Commission approval, to the extent required under W.V. Code Sec. 24-2-12, of the Merger. The joint petition describes that the transaction benefits the public, otherwise satisfies the criteria in West Virginia law, and seeks expedited treatment and waiver of any hearing requirements.

Section 14(f) Information Statement

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company's stockholders as described in the Information Statement, and is incorporated herein by reference.

Projected Financial Information

        In connection with Parent's due diligence review, the Company provided to Parent certain projected financial information concerning the Company. In addition, the Company provided projected financial information to its financial advisors, UBS and Morgan Stanley. These internal financial projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

        These financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, the Company's performance, industry performance, general business and economic conditions, the outcome of pending litigation, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company's reports filed with the SEC. There can be no assurance that the projected results will be realized or that actual results will not be significantly different than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the projections will be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, Parent, the Purchaser, any of their respective financial advisors or anyone who received financial projections then considered, or now considers, such projections to be a reliable prediction of future events, and this information should not be relied upon as such. None of the Company, Parent, the Purchaser, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of the Company, Parent, the Purchaser, any of their respective financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate, even in the short term.

        The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and the Purchaser pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause disruptions in the Company's business making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, which could adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the increased costs incurred in connection with the Offer and the Merger, or the effect of the Offer or Merger (or any failure to occur of the Offer or the Merger) on the Company's business or results of operations.

        The inclusion of the financial projections herein should not be deemed an admission or representation by the Company, Parent or the Purchaser that they are viewed by the Company, Parent or the Purchaser as material information of the Company, and in fact the Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. These financial projections assume, among other things, that Parent stabilizes its base business in the near-term, that the Company has access to 4G services (and related capital investment), that the Company's monthly service fee per subscriber (CCPU) will remain at or near current levels, that there are no changes in the iDEN competitive landscape, and assumes no upside from data travel or potential benefits from the Company having a prepaid offering.

        These internal financial projections are not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by the Company to the Company's financial advisors. The information from the these projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company's public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company's projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Statement.

 Projected Financial Information

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017
			(in millions)
Service revenue	$541	$573	$612	$637	$666	$690	$712	$731	$747
Adjusted EBITDA(1)	106	121	137	148	162	175	184	193	201
OpFCF(2)	69	71	92	73	87	125	134	142	148

(1)
Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, after adding back Sprint Nextel litigation related expenses. Adjusted EBITDA as presented in this Statement includes stock based compensation expenses.

(2)
OpFCF represents Adjusted EBITDA less capital expenditures.

Forward-Looking Statements

        Matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including the projected financial information and statements preceded by, followed by, or that include the words "future"; "expect"; "anticipate"; "potential"; "believe"; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many Shares will be tendered into the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in the Company's public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, subsequent quarterly filings on Form 10-Q and the materials filed with the SEC in connection with the Offer and Merger. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date hereof. Copies of the Company's SEC filings are available at the SEC's website at www.sec.gov.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)	Letter to the stockholders of the Company, dated October 28, 2009
(a)(2)	Offer to Purchase, dated October 28, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(3)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(6)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO)

Exhibit Number	Description
(a)(8)	Opinion of UBS Securities LLC, dated October 18, 2009 (included as Annex B to this Statement)
(a)(9)	Opinion of Morgan Stanley & Co. Incorporated, dated October 18, 2009 (included as Annex C to this Statement)
(a)(10)	Joint Press Release of the Company and Parent, dated October 19, 2009 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(a)(11)	Summary Advertisement, as published on October 28, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO)
(a)(12)	Press Release issued by Parent on October 28, 2009 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO)
(e)(1)	Agreement and Plan of Merger, dated as of October 18, 2009, by and among the Company, Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(e)(2)	Information Statement of the Company, dated October 28, 2009 (included as Annex A to this Statement)
(e)(3)	Non-Disclosure Agreement, dated September 25, 2009, between the Company and Parent
(e)(4)	Stockholders Agreement, dated October 18, 2009, among the Parent, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(e)(5)	Settlement Agreement and Mutual Release among Parent, WirelessCo L.P., Sprint Spectrum L.P., SprintCom, Inc., Sprint Communications Company, L.P., Nextel Communications, Inc., PhillieCo L.P., APC PCS LLC, Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, iPCS Wireless, Inc. and the Company, dated as of October 18, 2009 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(e)(6)	Sprint PCS Management Agreement, dated as of January 22, 1999, among WirelessCo, L.P., Sprint Spectrum, L.P., SprintCom, Inc., and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) as amended by Addendum I through Addendum V thereto (incorporated by reference to Exhibit 10.1 to the Form S-4 filed by the Company on January 9, 2001)
(e)(7)	Addendum VI to Sprint PCS Management Agreement, dated as of February 28, 2001, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K filed by the Company on March 29, 2001)
(e)(8)	Addendum VII to Sprint PCS Management Agreement, dated as of August 26, 2002, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.3 to the Form S-4 filed by the Company on August 5, 2004)
(e)(9)	Addendum VIII to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as March 26, 2004, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.4 to the Form S-4 filed by the Company on August 5, 2004)
(e)(10)	Amended and Restated Addendum VIII to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as of November 1, 2004, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 4, 2004)

Exhibit Number	Description
(e)(11)	Addendum IX to Sprint PCS Management Agreement, dated as of July 28, 2004, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.5 to the Form S-4 filed by the Company on August 5, 2004)
(e)(12)	Sprint PCS Services Agreement dated as of January 22, 1999 by and between Sprint Spectrum, L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (incorporated by reference to Exhibits 10.2 to the Form S-4 filed by the Company on January 8, 2001)
(e)(13)	Sprint Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Communications Company, L.L.C. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (incorporated by reference to Exhibit 10.3 to the Form S-4 filed by the Company on January 8, 2001)
(e)(14)	Sprint Spectrum Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Spectrum L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (incorporated by reference to Exhibit 10.4 to the Form S-4 filed by the Company on December 1, 2000)
(e)(15)	Sprint PCS Management Agreement, dated June 8, 1998, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (includes Addenda I, II and III) (incorporated by reference to Exhibit 10.3 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(16)	Addendum IV to Sprint PCS Management Agreement, dated as of March 16, 2005, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.7.1 to the registrations statement on Form S-4 filed by Horizon PCS, Inc. on March 17, 2005)
(e)(17)	Addendum V to Sprint PCS Management Agreement, dated as of June 1, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated herein by reference to Exhibit 10.3.1 to the Form 10-12G/A filed by Horizon Telcom, Inc. on June 25, 2001)
(e)(18)	Addendum VI to Sprint PCS Management Agreement, dated as of August 20, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.3.2 to the Form 8-K filed by Horizon PCS, Inc. on August 24, 2001)
(e)(19)	Addendum VII to Sprint PCS Management Agreement, dated as of June 16, 2004, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.3.4 to the Annual Report on Form 10-K filed by Horizon PCS, Inc. on March 31, 2005)
(e)(20)	Addendum VIII to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as of March 16, 2005, among Horizon Personal Communications, Inc., SprintCom, Inc., Sprint Spectrum L.P., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC and Sprint Communications Company, L.P. (incorporated by reference to Exhibit 10.3.5 to the Form S-4 filed by Horizon PCS, Inc. on March 17, 2005)
(e)(21)	Sprint PCS Services Agreement, dated as of June 8, 1998, by and between Sprint Spectrum, L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.4 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(22)	Sprint Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Communications Company, L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.5 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)

Exhibit Number	Description
(e)(23)	Sprint Spectrum Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Spectrum L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.6 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(24)	Sprint PCS Management Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P., SprintCom, Inc., Wirelessco, L.P. and Bright Personal Communications Services, LLC (includes Addenda I, II and III) (incorporated by reference to Exhibit 10.7 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(25)	Addendum IV to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as of March 16, 2005, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.7.1 to the Form S-4 filed by Horizon PCS, Inc. on March 17, 2005)
(e)(26)	Sprint PCS Services Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.8 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(27)	Sprint Trademark and Service Mark License Agreement, dated as of October 13, 1999, by and between Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.9 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(28)	Sprint Spectrum Trademark and Service Mark License Agreement, dated as of October 13, 1999, between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.10 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(29)	Third Amended and Restated 2004 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on June 16, 2009)
(e)(30)	Horizon PCS, Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company on September 28, 2006)
(e)(31)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Form S-4 filed by the Company on August 5, 2004)
(e)(32)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Form S-4 filed by the Company on August 5, 2004)
(e)(33)	Form of Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to the Form S-4 filed by the Company on August 5, 2004)
(e)(34)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Employing Stockholder version) (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company on February 2, 2005)
(e)(35)	Form of Nonqualified Stock Option Agreement for Non-Employee Directors under the Horizon PCS, Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Horizon PCS, Inc. on March 31, 2005)
(e)(36)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(37)	Timothy M. Yager's Amended and Restated Stock Unit Agreement, dated as of January 27, 2005 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on February 2, 2005)
(e)(38)	Amended and Restated Employment Agreement between Timothy M. Yager and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on December 30, 2008)

Exhibit Number	Description
(e)(39)	Amended and Restated Employment Agreement between Stebbins B. Chandor, Jr. and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on December 30, 2008)
(e)(40)	Amended and Restated Employment Agreement between Conrad J. Hunter and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on December 30, 2008)
(e)(41)	Amended and Restated Employment Agreement between John J. Peterman and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on December 30, 2008)
(e)(42)	Offer letter between the Company and James F. Ingold, dated as of December 28, 2007 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on May 11, 2009)
(e)(43)	Letter agreement between the Company and James F. Ingold, dated as of December 23, 2008 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company on May 11, 2009)
(e)(44)	Summary of the Company Board Compensation (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(45)	Addendum X to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated March 3, 2008, among Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(46)	Addendum IX to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated March 3, 2008, among Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC, Sprint Communications Company L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(47)	Addendum V to Sprint PCS Management Agreement and Services Agreement, dated March 3, 2008, among Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(48)	Limited Waiver and Consent Agreement, dated March 3, 2008, by and between Sprint Nextel Corporation, Sprint Spectrum L.P., WirelessCo L.P., Sprint Communications Company L.P., Sprint Telephony PCS, L.P., Sprint PCS License, L.L.C., iPCS Wireless, Inc., Horizon Personal Communications, Inc., and Bright Personal Communications Services, L.L.C. (incorporated by reference to Exhibit 10.56 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(49)	Consent and Waiver, dated October 28, 2009, by and among the Company, Parent and the Purchaser (incorporated by reference to Exhibit (d)(5) to the Schedule TO)
(g)	Not applicable

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

iPCS, INC.
Date: October 28, 2009
	By:	/s/ BRIAN J. O'NEIL

Name:	Brian J. O'Neil

Title:	SVP, General Counsel and Secretary

ANNEX A

iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois 60195
(847) 885-2833

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about October 28, 2009, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of iPCS, Inc. (the "Company" and sometimes referred to with the pronouns "we", "us" and "our" for convenience) to holders of record of the Company's Common Stock, par value $0.01 per share (the "Common Stock"). Stockholders are receiving this Information Statement in connection with the possible election of persons designated by Sprint Nextel Corporation, a Kansas corporation ("Parent"), to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board").

        On October 18, 2009, the Company entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement") with Parent and Ireland Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, pursuant to which the Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of Common Stock (each, a "Share"), for $24.00 per Share, in cash to the seller (the "Offer Price") without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, each as may be amended from time to time, collectively constitute the "Offer"), copies of which have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") which was filed by the Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on October 28, 2009.

        The Merger Agreement provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the "DGCL"), the Purchaser will merge with and into the Company (the "Merger"), and each outstanding Share that is not tendered pursuant to the Offer, other than Shares held in treasury by the Company and Shares owned by Parent or the Purchaser immediately prior to the effective time of the Merger (the "Effective Time"), will be converted into the right to receive cash in an amount per Share equal to the Offer Price. Following the Effective Time, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent. A copy of the Merger Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 19, 2009, and is incorporated herein by reference.

        The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on October 28, 2009, and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

Right to Designate Directors

        The Merger Agreement provides that, after the Shares are accepted for payment by the Purchaser in the Offer (the "Appointment Time"), Parent will be entitled to designate a number of directors, rounded up to the next whole number, on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Parent and/or the Purchaser following such purchase bears to the total number of Shares outstanding, and the Company will cause Parent's designees to be elected or appointed as directors of the Company, including by increasing the size of the Board or securing the resignations of incumbent directors, or both. At such time, if requested by the Purchaser, the Company will also take all action necessary to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board, to the extent permitted by applicable law and the rules of any stock exchange or trading market on which the Common Stock is listed and traded. Notwithstanding the foregoing, the parties to the Merger Agreement will use their reasonable best efforts to ensure that at least two members of the Board shall, at all times following the Appointment Time and prior to the Effective Time, be directors of the Company who (i) were directors of the Company on the date of the Merger Agreement, (ii) are not officers of the Company and (iii) are independent directors for purposes of the continuing listing requirements of the Nasdaq Stock Market.

        Parent has informed the Company that it will choose its designees to the Company's Board from the executive officers of Parent and/or the Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. Parent has informed the Company that each of such executive officers of Parent and/or the Purchaser listed in Schedule I to the Offer to Purchase has consented to act as a director of the Company, if so designated.

        Parent has advised the Company that, to the best knowledge of Parent and the Purchaser, none of the executive officers of Parent and/or the Purchaser listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Parent and the Purchaser, except as disclosed in the Offer to Purchase, none of the executive officers of Parent and/or the Purchaser listed in Schedule I to the Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares of the Company, and none have been involved during the past two years in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

        Parent has advised the Company that, to the best knowledge of Parent and the Purchaser, none of the executive officers of Parent and/or the Purchaser listed in Schedule I to the Offer to Purchase has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        It is expected that the Parent's designees will assume office as promptly as practicable following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than November 25, 2009, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Board of the Company. It is currently not known which of the current directors of the Company would resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of: (i) 75,000,000 shares of Common Stock; and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). As of the close of business on October 23, 2009, (x) 16,539,190 shares of Common Stock were issued and outstanding, (y) 723,764 shares of Common Stock were issued and held in the treasury of the Company and (z) no shares of Preferred Stock were issued and outstanding or held in the treasury of the Company.

        The Shares constitute the only class of securities of the Company that is entitled to vote at a meeting of the Company's stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT BOARD OF DIRECTORS

        Set forth below are the name, age and biographical summary, including positions and offices held during the past five years, of each current director of the Company as of October 23, 2009.

Name	Age
Timothy M. Yager	39
Timothy G. Biltz	51
Jeffrey W. Jones	47
Ryan L. Langdon	37
Kevin M. Roe	41
Mikal J. Thomsen	53
Nicholas J. Vantzelfde	30
Eric L. Zinterhofer	38

        Timothy M. Yager has been a Director and our President and Chief Executive Officer since July 2004 and was our Chief Restructuring Officer since January 2003. Mr. Yager was previously President, Chief Executive Officer and Manager of Illinois PCS, LLC (the predecessor of iPCS Wireless, Inc.) from January 1999 until July 2000 and had been President, Chief Executive Officer and Director of iPCS since its formation in March 2000 until November 30, 2001, the closing date of our acquisition by AirGate PCS, Inc. From December 2001 until December 2002, he was a director of AirGate PCS, Inc. From January 1995 to January 1999, he was the Senior Vice President of Geneseo Communications, Inc., an independent telephone company in Illinois. During this time, he was also the Chief Operating Officer, General Manager and later the President of GenSoft Systems, Inc., a subsidiary of Geneseo Communications, Inc., that designs software to provide information and billing services to the telecommunications industry. Mr. Yager was a member of the Board of Directors of Cambridge Telcom from April 1997 to November 2001.

        Timothy G. Biltz has been a Director since the consummation of our merger with Horizon PCS in July 2005, and has served as the Chairman of the Board since November 2, 2006. Mr. Biltz serves on the board of directors and the audit and compensation committees of NTELOS Holding Corp. He served as a director of Horizon PCS from the consummation of its reorganization in October 2004 until the merger. Mr. Biltz was the Chief Operating Officer of SpectraSite Holdings, Inc. (predecessor to SpectraSite, Inc.) from August 1999 to August 2005, and also served as a director of SpectraSite from June 2004 to August 2005, when SpectraSite closed its merger with American Tower Corporation. Prior to joining SpectraSite, Mr. Biltz spent 10 years at Vanguard Cellular Systems, Inc., most recently as Executive Vice President and Chief Operating Officer. He joined Vanguard in 1989 as Vice President of Marketing and Operations and was Executive Vice President and President of U.S. Wireless Operations from November 1996 until May 1998, when he became Chief Operating Officer.

        Jeffrey W. Jones has been a Director since the consummation of our merger with Horizon PCS in July 2005. He served as a director of Horizon PCS from the consummation of its reorganization in October 2004 until the merger. Mr. Jones is the Senior Executive Vice President and Chief Financial Officer and a member of the Board of Directors of Vail Resorts, Inc., an NYSE-traded travel and leisure company. He joined Vail Resorts in September 2003 and was named Chief Financial Officer in November 2003. From June 1999 to September 2003, Mr. Jones served as Executive Vice President and Chief Financial Officer of Clark Retail Enterprises, Inc. in Chicago, Illinois.

        Ryan L. Langdon has been a Director since June 2005. Mr. Langdon is a Senior Managing Director of Newport Global Advisors. Prior to September 2005, Mr. Langdon was a Managing Director and Portfolio Manager of distressed debt for the High Yield Group of AIG Global Investment Corp. (a Subsidiary of American International Group) ("AIGGIC"), where he had been employed since February 2002, initially as an analyst in the telecommunications sector. Prior to joining AIGGIC, Mr. Langdon was a high yield telecommunications and cable analyst with ABN AMRO from June 1999 to February 2002, and prior to that was an analyst with Pacholder Associates from October 1995 to June 1999.

        Kevin M. Roe has been a Director since the effective date of our plan of reorganization in July 2004. In January 2003, Mr. Roe founded Roe Equity Research, LLC, an independent sell-side equity research firm focusing on the wireless and wireline telecommunications services sector. Mr. Roe has also served as the President of Roe Equity Research, LLC since its inception. From May 1995 to March 2002, Mr. Roe served as Senior Equity Research Analyst and Head of the U.S. Telecommunication Services equity research team of ABN AMRO Inc., most recently serving as a Managing Director. From July 1993 until May 1995, Mr. Roe served in the Telecommunications Services equity research team of PaineWebber, Inc.

        Mikal J. Thomsen has been a Director since April 2007. Mr. Thomsen is a partner and co-founder of Trilogy Equity Partners, a Bellevue, Washington-based investment firm founded in 2005. From May 1999 to July 2005, when it was sold to Alltel Corporation, Mr. Thomsen served as President of Western Wireless Corporation, where he also served as a director from October 2000 to the closing of its acquisition. Mr. Thomsen served as Chief Operating Officer of Western Wireless and one of its predecessors from 1991 to May 2002, and in this capacity was responsible for all domestic cellular operations since August 1998. He was also a Managing Director of one of Western Wireless's predecessors from 1991 until Western Wireless was formed in 1994. From 1983 to 1991, Mr. Thomsen held various positions at McCaw Cellular Communications, serving as General Manager of its International Division from 1990 to 1991 and as General Manager of its West Florida Region from 1987 to 1990. Mr. Thomsen is also a director of Winebid.com and Sparkplug Corporation. Mr. Thomsen also serves as a member of the Washington State University Foundation Board of Governors and as a director of the Tacoma Museum of Glass.

        Nicholas J. Vantzelfde has been a Director since November 2007. Mr. Vantzelfde is the founder of CMA Capital, a private investment fund founded in March 2007. From August 2002 to March 2007, Mr. Vantzelfde served as a director and a member of the management committee at Altman Vilandrie & Company, a 30-person boutique strategy consulting firm. From May 1999 to June 2002,

Mr. Vantzelfde served as senior analyst for Cambridge Strategic Management Group (CSMG), a telecom strategy consulting firm now known as CSMG ADVENTIS, a TMNG Global Company. Mr. Vantzelfde is currently a senior advisor on broadband and wireless-related policy issues to the Massachusetts Technology Collaborative, the state's economic development agency for renewable energy and the innovation economy. He also is on the Board of Directors of openairboston.net, the City of Boston's wireless initiative.

        Eric L. Zinterhofer has been a Director since November 2006. Mr. Zinterhofer is a senior partner at Apollo Management, L.P. and has been with Apollo since 1998. From 1994 to 1996, Mr. Zinterhofer was a member of the Corporate Finance Department at Morgan Stanley Dean Witter & Co. From 1993 to 1994, Mr. Zinterhofer was a member of the Structured Equity Group at J.P. Morgan Investment Management. Mr. Zinterhofer is also a member of the board of directors of Affinion Group, Inc., Central European Media Enterprises Ltd., Dish TV India Limited and Unity Media GmbH.

Director Independence

        The Board of Directors affirmatively determined that Messrs. Biltz, Jones, Langdon, Roe, Thomsen, Vantzelfde and Zinterhofer are "independent directors" pursuant to the rules of The Nasdaq Stock Market ("Nasdaq"). Accordingly, a majority of the current members of our Board of Directors are independent directors.

Meetings of our Board of Directors

        During the year ended December 31, 2008, our Board of Directors held ten meetings and acted by written consent on two occasions. Each of the directors attended at least 75% of (a) the total number of meetings of our Board of Directors and (b) the total number of meetings held by any committee of the Board upon which such director served.

Committees of our Board of Directors

        Our Board of Directors has established four standing committees:

  •
  Executive Committee;

  •
  Audit Committee;

  •
  Compensation Committee; and

  •
  Nominating and Corporate Governance Committee.

        Each committee operates pursuant to a written charter, copies of which are available in the "About" section of our Internet website at www.ipcswirelessinc.com.

        Executive Committee.    Our Executive Committee is required to be comprised of not fewer than two directors elected by a majority of our Board. Our Executive Committee shall exercise all the powers and authority of the Board in the intervals between regularly scheduled meetings of the Board except as to certain matters specified in its Charter and such matters that are not permitted to be taken by a committee of the Board under applicable law, rule or regulation, or under our Certificate of Incorporation or Bylaws. Our Executive Committee is comprised of Messrs. Biltz (Chairman), Yager and Zinterhofer.

        During the year ended December 31, 2008, the Executive Committee held four meetings.

        Audit Committee.    Our Audit Committee is required to be comprised of not fewer than three directors elected by a majority of our Board. Our Audit Committee oversees our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our independent registered public accounting firm. Our Audit Committee is comprised of Messrs. Jones (Chairman), Biltz and Roe.

        Our Board of Directors has determined that Mr. Jones, the chairman of our Audit Committee, is an "Audit Committee financial expert" and that each member of the Audit Committee is "independent," as those terms are defined in the rules of the SEC.

        During the year ended December 31, 2008, the Audit Committee held seven meetings.

        Compensation Committee.    Our Compensation Committee is required to be comprised of not fewer than three directors elected by a majority of our Board. Our Compensation Committee oversees the administration of our benefit plans, including the iPCS incentive plan and the Horizon PCS incentive plan, reviews and administers all compensation arrangements for executive officers and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. Specifically, the Compensation Committee is responsible for establishing each component of compensation for the Chief Executive Officer, and for reviewing and approving the recommendations of the Chief Executive Officer for each component of compensation for our other executive officers. Our Compensation Committee is comprised of Messrs. Langdon (Chairman), Thomsen and Zinterhofer. Our Board of Directors has determined that each member of the Compensation Committee is independent.

        During the year ended December 31, 2008, the Compensation Committee held four meetings and acted by written consent on four occasions.

        Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee is required to be comprised of not fewer than three directors elected by a majority of our Board. Our Nominating and Corporate Governance Committee's responsibilities include identifying and recommending to the Board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. Our Nominating and Corporate Governance Committee is comprised of Messrs. Roe (Chairman), Jones, Thomsen and Vantzelfde. Our Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent.

        During the year ended December 31, 2008, the Nominating and Corporate Governance Committee held one meeting and acted by written consent on one occasion.

Director Nominee Criteria and Recommendations

        The Nominating and Corporate Governance Committee believes that, at a minimum, candidates for membership on the Board of Directors should have demonstrated an ability to make a meaningful contribution to the Board of Directors' oversight of our business and affairs and have a record and reputation for honest and ethical conduct. The Nominating and Corporate Governance Committee recommends director nominees to the Board of Directors based on, among other things, its evaluation of a candidate's knowledge, experience, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment and a willingness to devote adequate time and effort to board responsibilities.

        The Nominating and Corporate Governance Committee identifies potential nominees as necessary by asking current directors and executive officers to notify the committee if they become aware of persons who meet the criteria. As described below, the Nominating and Corporate Governance Committee will also consider candidates recommended by stockholders.

        Once a person has been identified by the Nominating and Corporate Governance Committee as a potential candidate, the committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating and Corporate Governance Committee determines that the candidate warrants further consideration, the Chairman or another member of the committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors, the Nominating and Corporate Governance Committee requests information from the candidate, reviews the person's accomplishments and qualifications, comparing them to any other candidates that the committee might be considering, and conducts one or more interviews with the candidate. The Nominating and Corporate Governance Committee may also engage the services of an independent third party to conduct a background check of any candidate. In certain instances, members of the Nominating and Corporate Governance Committee may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater firsthand knowledge of the candidate's accomplishments.

        In addition to stockholder proposals of director nominees submitted in accordance with our bylaws, as summarized below under "Submission of Stockholder Proposals for 2010 Annual Meeting" in the proxy statement for our 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement") the Nominating and Corporate Governance Committee will consider written recommendations from stockholders of potential director candidates. Such recommendations should be submitted to the Nominating and Corporate Governance Committee in care of the General Counsel and Secretary, iPCS, Inc. at 1901 N. Roselle Road, Suite 500, Schaumburg, Illinois 60195. Director recommendations submitted by stockholders should include the following:

  •
  all information relating to such candidate that would be required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

  •
  the name(s) and address(es) of the stockholder(s) making the nomination;

  •
  the number of shares of iPCS owned beneficially and of record by such stockholder(s); and

  •
  appropriate biographical information and a statement as to the qualification of the nominee.

        The stockholder recommendation and information described above must be delivered to the Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is not within 25 days of the anniversary of the preceding year's annual meeting, notice by the stockholder must be delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made.

        The Nominating and Corporate Governance Committee uses a similar process to evaluate candidates to the board of directors recommended by stockholders as the one it uses to evaluate candidates otherwise identified by the committee.

Executive Sessions

        Our independent directors met in executive sessions following all regularly scheduled Board meetings without any members of management or non-independent directors present. The chairman of our board, Mr. Biltz, presided at these sessions.

Communications with Directors.

        The Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board of Directors by mail. To communicate with the Board of Directors, any individual director or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual director or group or committee of directors by either name or title. All such correspondence should be sent in care of the General Counsel and Secretary, iPCS, Inc. at 1901 N. Roselle Road, Suite 500, Schaumburg, Illinois 60195. All communications received as set forth in the preceding sentence will be forwarded promptly to the addressee(s).

        We do not have a formal policy on director attendance at annual meetings. We strongly encourage our directors to attend the annual meeting of stockholders and, if appropriate, schedule a meeting of our Board immediately following it. Messrs. Biltz, Jones, Langdon, Roe, Thomsen and Yager were present for last year's annual meeting.

Section 16(a) Beneficial Ownership Reporting Compliance.

        Section 16(a) of the Exchange Act requires our directors and officers and persons who own more than 10% of our outstanding common stock to file with the SEC, and also with each exchange on which our common stock trades, initial reports of ownership and reports of changes in ownership of common stock. Directors, officers and greater than 10% beneficial owners are required by the SEC's regulations to furnish us with copies of all Section 16(a) forms they file.

        Based solely upon our review of such forms furnished to us during the year ended December 31, 2008, and upon written representations of directors and executive officers that no other reports were required, we believe that our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements on a timely basis during the year ended December 31, 2008.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        Except as otherwise noted, the following table presents information regarding the beneficial ownership of our common stock as of October 23, 2009 with respect to: (i) each person who, to our knowledge, is the beneficial owner of 5% or more of our outstanding common stock; (ii) each of our directors; (iii) our President and Chief Executive Officer; (iv) each of the other Named Executive Officers (as defined below); and (v) all executive officers and directors as a group. Applicable percentages below are calculated based on 16,539,190 shares issued and outstanding on October 23, 2009.

	Shares of Common Stock Beneficially Owned(2)
Name and Address(1)	Number of Shares	Percentage of Class
Silver Point Capital, L.P.(3)	2,585,699	15.6%
AIG Global Investment Corp.(4)	1,023,895	6.2%
Tracer Capital Management L.P.(5)	1,581,941	9.6%
Greywolf Capital Management LP(6)	1,349,724	8.2%
Apollo Management IV, L.P.(7)(19)	1,356,351	8.2%
3V Capital Management LLC(8)	1,166,858	7.1%
Barclays Global Investors, NA(9)	1,098,770	6.6%
Reed Conner & Birdwell, LLC(10)	931,038	5.6%
The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.(11)	889,206	5.4%
Timothy M. Yager(12)	535,413	3.2%
Timothy G. Biltz(13)	50,618	*
Jeffrey W. Jones(14)	40,618	*
Ryan L. Langdon(15)	32,285	*
Kevin M. Roe(16)	34,680	*
Mikal J. Thomsen(17)	33,365	*
Nicholas J. Vantzelfde(18)	14,375	*
Eric L. Zinterhofer(19)	22,705	*
Stebbins B. Chandor, Jr.(20)	178,527	1.1
Conrad J. Hunter(21)	119,209	*
John J. Peterman(22)	89,655	*
James F. Ingold(23)	7,562	*
Craig A. Kinley(24)	7,500	—
Edmund L. Quatmann(25)	313	—
All executive officers and directors as a group (14 persons)(26)	1,205,037	6.9%

*
Less than 1%

(1)
Except as otherwise indicated below, the address for each director and executive officer is 1901 North Roselle Road, Suite 500, Schaumburg, Illinois 60195.

(2)
Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table.

  (3)
  As reflected in a Form 4 filed on June 15, 2009 with respect to its holdings on June 12, 2009. Silver Point Capital, L.P., a Delaware limited partnership, is the investment manager of Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Fund, Ltd. (collectively, the "Silver Point Funds"). By virtue of its status as investment manager, Silver Point Capital, L.P. may be deemed to be the beneficial owner of the common stock held by the Silver Point Funds. Silver Point Capital Management, LLC is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the common stock held by the Silver Point Funds. Messrs. Edward Mule and Robert O'Shea are partners of Silver Point Capital, L.P. and have voting and investment power with respect to the shares of common stock held by the Silver Point Funds. They may be deemed to be the beneficial owners of the common stock held by the Silver Point Funds. The address for Silver Point Capital, L.P. is 2 Greenwich Plaza, Greenwich, Connecticut 06830.

  (4)
  As reflected in a Form 4 filed on October 21, 2009 with respect to its holdings on October 19, 2009. The filing relates to securities owned directly or indirectly by (i) American International Group, Inc. ("AIG"), a Delaware corporation; (ii) AIG Global Asset Management Holdings Corp. ("AIG GAMH"), a Delaware corporation; and (iii) AIG Global Investment Corp. ("AIG GIC"), a New Jersey corporation. AIG GAMH and AIG GIC are subsidiaries of AIG. The address for AIG and AIG GAMH is 70 Pine Street, New York, NY 10270. The address for AIG GIC is 175 Water Street, New York, NY 10038.

  (5)
  As reflected in a Schedule 13G/A filed on February 17, 2009 with respect to its holdings on December 31, 2008. The filing relates to securities owned directly or indirectly by (i) Tracer Capital Management L.P. ("Tracer"), a Delaware limited partnership; (ii) Tracer Capital Offshore Fund Ltd. ("Tracer Offshore"), a Cayman Islands exempted company; (iii) Riley McCormack; and (iv) Matt Hastings. The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Tracer for Tracer Offshore and other unregistered funds managed by Tracer. Messrs. McCormack and Hastings, as the sole limited partners of Tracer and the sole managing members of TCM and Company, LLC, the general partner of Tracer, control Tracer. The securities reported as beneficially owned by Mr. McCormack include 200,000 shares held in personal accounts. The address for Tracer and Messrs. McCormack and Hastings is 540 Madison Avenue, 33rd Floor, New York, New York 10022. The address for Tracer Offshore is c/o Goldman Sachs Administration Services Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, KY1-1103, Cayman Islands.

  (6)
  As reflected in a Schedule 13D filed on October 22, 2009 with respect to holdings on October 22, 2009. The filing relates to (i) securities owned directly by Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), (ii) Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company ("Greywolf Master Overseas"), (iii) GCP II SPV I, a Cayman Islands exempted company ("GCP II SPV I"), and (iv) GCOF SPV I, a Cayman Islands exempted company ("GCOF SPV I", and collectively with Greywolf Capital II, Greywolf Master Overseas and GCP II SPV I, the "Greywolf Funds"). Greywolf Advisors LLC, a Delaware limited liability company (the "General Partner"), is the general partner of Greywolf Capital II, and, as such, may be deemed to be the beneficial owner of all shares owned by Greywolf Capital II. Greywolf Capital Management LP, a Delaware limited partnership (the "Investment Manager"), is the investment manager of the Greywolf Funds and, as such, may be deemed to be the beneficial owner of all shares owned by the Greywolf Funds. Greywolf GP LLC, a Delaware limited liability company (the "Investment Manager General Partner"), is the general partner of the Investment Manager and, as such, may be deemed to be the beneficial owner of all shares owned by the Greywolf Funds. Jonathan Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner and, as such, may be deemed to be the beneficial owner of all shares owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Mr. Savitz disclaims beneficial ownership of any shares of common stock owned by the Greywolf Funds. The address for Greywolf Capital II, GCP II SPV I, GCOF SPV I, the General Partner, the Investment Manager, the Investment Manager General Partner and Mr. Savitz is 4 Manhattanville Road, Suite 201, Purchase, NY 10577. The address for Greywolf Master Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

  (7)
  As reflected in a Schedule 13D/A filed on June 12, 2009. Apollo Management IV, L.P. manages the funds held by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (collectively, the "Apollo Funds"). The managing general partner of the Apollo Funds is Apollo Advisors IV, L.P., the general partner of which is Apollo Capital Management IV, Inc. Apollo Principal Holdings I GP, LLC is the general partner of Apollo Principal Holdings I, L.P., the sole stockholder of Apollo Capital Management IV, Inc. Apollo Management, L.P. is the managing general partner of Apollo Management IV, L.P. Apollo Management GP, LLC is the general partner of Apollo Management IV, L.P. Apollo Management Holdings, L.P. is the general partner of Apollo Management GP, LLC. The general partner of Apollo Management Holdings, L.P. is Apollo Management Holdings GP, LLC. The managers and principal executive officers of Apollo Management Holdings GP, LLC and Apollo Principal Holdings I GP, LLC are Messrs. Leon D. Black, Joshua Harris and Marc Rowan. Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the shares of common stock owned by the Apollo Funds. The address for the Apollo Funds is One Manhattanville Road, Suite 201, Purchase, New York 10577.

  (8)
  As reflected in a Schedule 13G filed on May 29, 2007 with respect to its holdings on December 31, 2006. The filing relates to securities owned directly by (i) 3V Capital Management LLC ("3V"), a Delaware limited liability company, (ii) Scott A. Stagg, and (iii) Gary Katcher. Messrs. Stagg and Katcher are both Managing Members of 3V. The address for 3V and Messrs. Stagg and Katcher is 3 Greenwich Office Park, Greenwich, Connecticut 06831.

  (9)
  As reflected in a Schedule 13G filed on February 5, 2009 with respect to its holdings on December 31, 2008. The filing relates to securities owned directly or indirectly by (i) Barclays Global Investors, NA and (ii) Barclays Global Fund Advisors. The address for Barclays Global Investors, NA and Barclays Global Fund Advisors is 400 Howard Street, San Francisco, California 94105.

  (10)
  As reflected in a Schedule 13G filed on February 14, 2008 with respect to its holdings on December 31, 2007. The filing relates to securities owned directly by Reed Conner & Birdwell, LLC ("RCB"). The principal executive officers of RCB are Messrs. Donn B. Conner and Jeffrey Bronchick. The address for RCB is 11111 Santa Monica Boulevard, Suite 1700, Los Angeles, CA 90025.

  (11)
  As reflected in a Schedule 13G filed on February 5, 2009 with respect to its holdings on December 31, 2008. The filing reflects securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units. The address for GSG is 85 Broad Street, New York, NY 10004.

  (12)
  Includes 385,368 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date and 37,250 shares of restricted stock subject to vesting.

  (13)
  Includes 40,618 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date.

  (14)
  Consists of 40,618 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date.

  (15)
  Consists of 32,285 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date.

  (16)
  Consists of 34,680 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date.

  (17)
  Includes 20,625 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date.

  (18)
  Consists of 14,375 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date.

  (19)
  Consists of 22,705 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date. Mr. Zinterhofer is a partner with Apollo Management, L.P. and disclaims beneficial ownership of the securities owned by the Apollo Funds.

  (20)
  Includes 149,527 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date and 12,657 shares of restricted stock subject to vesting.

  (21)
  Includes 91,250 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date and 22,750 shares of restricted stock subject to vesting.

  (22)
  Includes 80,555 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date and 7,000 shares of restricted stock subject to vesting.

  (23)
  Consists of 5,626 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date and 1,900 shares of restricted stock subject to vesting.

  (24)
  Excludes 5,000 shares of common stock held by Mr. Kinley's wife, for which Mr. Kinley disclaims beneficial ownership. Mr. Kinley ceased to be our Senior Vice President of Engineering and Network Operations as of October 10, 2008.

  (25)
  Mr. Quatmann ceased to be our Senior Vice President, General Counsel and Secretary as of June 30, 2008.

  (26)
  Includes 949,293 shares of common stock issuable upon the exercise of stock options exercisable on October 23, 2009 or within 60 days of such date and 95,432 shares of restricted stock subject to vesting.

 EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

Executive Officers

        The following table sets forth information concerning our executive officers as of October 23, 2009. Our executive officers are elected annually by our Board of Directors and serve until their successors are duly elected and qualified.

Name	Age	Position
Timothy M. Yager	39	Director, President and Chief Executive Officer
Stebbins B. Chandor, Jr.	49	Executive Vice President and Chief Financial Officer
Conrad J. Hunter	52	Executive Vice President and Chief Operating Officer
Brian J. O'Neil	49	Senior Vice President, General Counsel and Secretary
John J. Peterman	48	Senior Vice President of Sales
David L. Zylka	48	Senior Vice President of Engineering and Network Operations
James F. Ingold	45	Vice President and Controller

        Set forth below is a brief description of the present and past business experience of each person who serves as an executive officer of iPCS and who is not also serving as a director.

        Stebbins B. Chandor, Jr. has been our Executive Vice President and Chief Financial Officer since March 2004. Prior to August 2005, Mr. Chandor was also responsible for iPCS's operations. Previously, he was Senior Vice President, Chief Financial Officer of iPCS (and its predecessor) from March 2000 until November 30, 2001, the closing date of our acquisition by AirGate PCS, Inc. From August 1995 to March 2000, Mr. Chandor was Senior Vice President and Chief Financial Officer for Metro One Telecommunications, Inc., a publicly traded provider of enhanced directory assistance and information services to the wireless telecommunications industry. From June 1985 to August 1995, Mr. Chandor served in various corporate finance capacities with BA Securities, Inc., a wholly owned subsidiary of BankAmerica Corporation, and affiliated or predecessor firms including Bank of America and Continental Bank N.A.

        Conrad J. Hunter has been our Executive Vice President and Chief Operating Officer since August 2007. From February 2000 until July 2007, Mr. Hunter was a Vice President of United States Cellular Corporation, most recently Vice President—Midwest Operations. Prior to joining United States Cellular Corporation, Mr. Hunter was Vice President and General Manager of the Virginia region of PrimeCo PCS from March 1999 to February 2000.

        Brian J. O'Neil has been our Senior Vice President, General Counsel and Secretary since August 2008. Prior to joining iPCS, Mr. O'Neil served in the corporate matters group of Accenture Ltd, a global management consulting, technology services and outsourcing company, from August 2001 to August 2008. From 1994 until 2001, Mr. O'Neil was a partner in the corporate and securities practice at the law firm of Schwartz Cooper Chartered in Chicago, Illinois, and from 1986 until 1994, he practiced in the corporate finance group at the law firm of Chapman and Cutler LLP in Chicago, Illinois.

        John J. Peterman has been our Senior Vice President of Sales since August 2004. From June 2004 until August 2004, Mr. Peterman was the Vice President for Business Development for ClearLinx Network Corporation, a wireless networking company. From November 1998 until June 2004, he was Vice President of the Midwest Region of American Tower Corporation, a publicly held owner and operator of broadcast and wireless communications sites. Prior to November 1998, Mr. Peterman was

Vice President of Sales and Distribution with 360 Communications (formerly Sprint Cellular), and from 1989 to 1996, he managed most of Sprint Cellular's wireless operations in Ohio.

        David L. Zylka has been our Senior Vice President of Engineering and Network Operations since October 2008. In December 2006, Mr. Zylka was a founding partner of Academy Telecom, a wireless engineering services and project management company. From January 2000 to December 2006, Mr. Zylka was the Chief Technology Officer and Vice President-Engineering and Operations for UbiquiTel, a former Sprint PCS Affiliate. From January 1999 to December 1999, Mr. Zylka served as Vice President of Engineering for Frontier Cellular Communications in Rochester, New York. Before he joined Frontier, Mr. Zylka held several management positions at Comcast Cellular Communications in Philadelphia, PA from 1991 to 1998. His most recent position at Comcast was Vice President of Operations and Performance Engineering for the wireless network. Prior to Comcast, Mr. Zylka was a Communications Officer in the US Army.

        James F. Ingold has been our Vice President and Controller since January 2008. From August 2003 to January 2008, he was the Corporate Controller for Littelfuse, Inc., a publicly-traded manufacturer of electronic products. From January 1999 to August 2003, he was the Director of Accounting for FleetPride, Inc., a retailer and distributor of truck parts. From July 1990 to January 1999, he held various corporate financial positions with Tenneco Packaging, Inc., a publicly-traded manufacturer of consumer and specialty-packaging products, which has since changed its name to Pactiv Corporation. Prior to July 1990, he was an accountant with Deloitte & Touche LLP.

 Compensation Discussion & Analysis

        Overview of 2008 Financial Performance.    Despite a challenging economic environment in 2008, iPCS had total revenue of $525.5 million with a net loss of $9.8 million compared to total revenue of $538.1 million with a net loss of $69.3 million for 2007. Our 2008 Adjusted EBITDA (as defined below) was $82.1 million compared to $80.6 million in 2007, which included Sprint Nextel litigation related expenses and severance of approximately $13.1 million in 2008 and $2.4 million in 2007.

        Our 2008 Named Executive Officers.    In 2008, our named executive officers were:

  •
  Timothy Yager, our President and Chief Executive Officer;

  •
  Stebbins B. Chandor, our Executive Vice President and Chief Financial Officer;

  •
  Conrad J. Hunter, our Executive Vice President and Chief Operating Officer;

  •
  John J. Peterman, our Senior Vice President of Sales;

  •
  James F. Ingold, our Vice President and Controller;

  •
  Craig A. Kinley, our former Senior Vice President of Engineering and Network Operations; and

  •
  Edmund L. Quatmann, Jr., our former Senior Vice President, General Counsel and Secretary

        Messrs. Kinley and Quatmann resigned from iPCS during 2008. Primarily because their successors did not commence employment with iPCS until the latter portion of 2008, Mr. Ingold became one of our named executive officers for 2008. Mr. Ingold's terms of employment and cash compensation for 2008 were established in his December 2007 offer letter by iPCS management and his stock option award was approved by the Compensation Committee.

        Philosophy and Key Objectives.    iPCS's compensation philosophy is designed to provide incentives to and reward our executive officers in order to accomplish our primary objective of creating value for our stockholders in both the short and long-term. To achieve these objectives, the Compensation Committee approves cash compensation, which it believes is competitive, to attract and retain the highest quality executive officers, provides variable pay opportunities through target cash incentive bonuses and equity grants that motivate and reward our executives for superior performance and establishes an appropriate relationship between awards under executive cash and equity compensation plans that align the performance goals under the plans with iPCS's objectives. Because iPCS operates in a highly competitive and challenging wireless telecommunications subscriber environment, iPCS's compensation packages are designed to attract and retain talented executives who can execute iPCS's business strategy. The Compensation Committee has not adopted any formula for the allocation of compensation between current and long-term payout or between cash and non-cash elements.

        Peer Group Analysis and Compensation Consultant.    The Compensation Committee analyzes market data and evaluates individual executive performance with a goal of setting compensation at levels it believes, based on its general business and industry knowledge and experience, are comparable with total compensation levels of executives in other companies of similar size operating in the wireless telecommunications and general industry. The Compensation Committee engages a compensation consulting firm to provide guidance regarding competitive total compensation practices, industry peer analysis, trends and current economic practices, equity plan analysis and related recommendations. Using this guidance and peer group total compensation information as a point of reference, the Compensation Committee then focuses on iPCS and individual executive performance in determining each component of annual compensation.

        For 2008 and 2009 compensation determinations, the Compensation Committee engaged Hewitt Associates as its compensation consulting firm. Under the direction of the Compensation Committee, our Chief Executive Officer and various other members of our senior management support the work of the compensation consulting firm and, among other things, explain the roles and responsibilities of the iPCS executive officers to ensure more valid peer group executives compensation comparisons.

        Hewitt utilized two peer groups of public companies selected in January 2008 for the purpose of analyzing target 2008 total compensation. One group included nine companies in the wireless telecommunications industry listed in the table below. These wireless companies were selected because of their comparability to iPCS on the basis of revenue, market capitalization and EBITDA. They had 2006 median revenue of $853 million. The second peer group consisted of 22 public companies, listed below, from Hewitt's Total Compensation Measurement database with 2006 median revenue of $655 million. The second peer group from Hewitt's Total Compensation Measurement database was used because of the modest number of comparable wireless companies and because the compensation data from the wireless companies was limited to positions for which compensation was disclosed in proxy statements. In addition, iPCS competes for executive talent with companies not limited to those in the wireless industry and the Compensation Committee believes it is relevant to review broader public company compensation data. Hewitt compared the financial performance of the companies in these two peer groups on several reported financial metrics against those of iPCS. Hewitt calculated the median for various components of compensation for each of these peer groups and for purposes of comparison to iPCS used the average of the two medians.

Wireless Telecommunications Peer Group	Hewitt Total Compensation Measurement Database Peer Group
Centennial Communications Corp.	A. T. Cross Company	Mine Safety Appliances Co
Dobson Communications Corp.	ACI Worldwide	Neenah Paper, Inc.
Inphonic, Inc.	Adams Respiratory Therapeutics, Inc.	OMNOVA Solutions Inc.
Leap Wireless International, Inc.	Alpharma Inc.	Powerwave Technologies, Inc.
MetroPCS Communications, Inc.	Black Hills Corporation	RARE Hospitality
Ntelos Holdings Corp.	ESCO Technologies Inc.	RehabCare Group, Inc.
Rural Cellular Corp.	Global Payments Inc.	Sypris Solutions, Inc.
SunCom Wireless Holdings, Inc.	Graco Inc.	Thermadyne Holdings
USA Mobility, Inc.	IHS Group	Viad Corp
	Kaydon Corporation	Woodward Governor Company
	Milacron Inc.	Zebra Technologies Corporation

        For 2008, Hewitt determined that, at the median of the combined peer group data, iPCS's 2007 senior executive compensation was 6% below Hewitt's market estimate in base salary, 12% below its market estimate in target total cash compensation and 22% below its market estimate in target total compensation which includes long-term incentives. The Compensation Committee considered Hewitt's conclusions in its 2008 compensation decisions discussed below.

        iPCS's Compensation Program Elements.    The components of our compensation for executive officers include base salary, annual cash incentive bonuses and long-term incentive compensation in the form of equity grants. Other benefits and perquisites are not a meaningful element of compensation.

        Each of iPCS's named executive officers is party to an employment agreement, except our Vice President and Controller who is employed at will pursuant to the terms of employment reflected in an offer letter and whose compensation is determined as described under "Executive Compensation—Employment Contracts; Employment Terms."

        Each of the employment agreements provides for a minimum annual base salary, a target annual incentive bonus and an initial grant of options under the iPCS, Inc. Second Amended and Restated 2004 Long-Term Incentive Plan. Each of the employment agreements was amended in December 2008 to be compliant with Section 409A of the Internal Revenue Code of 1986, as amended.

        Base Salary.    Under the employment agreement for a named executive officer, the initial base salary was established through negotiation at the time the executive was hired, taking into account the executive's qualifications, experience, prior salary and competitive salary information. The base salary of each named executive officer (other than the Chief Executive Officer) is reviewed by the Chief Executive Officer each year and, following such review, the annual base salary may be adjusted upward, but not decreased by the Compensation Committee. The Compensation Committee also reviews the base salary of the Chief Executive Officer. Although the Compensation Committee does not use a formula or follow pre-set guidelines when determining whether to increase a named executive officer's annual base salary, it generally takes into account the following factors:

  •
  compensation consultant's competitive assessments and other available market data;

  •
  internal review of the named executive officer's compensation, taking into account the named executive officer's specific responsibilities; and

  •
  the recommendation of the Chief Executive Officer based on his assessment of the individual performance of the named executive officer.

The annual base salary of our Vice President and Controller is reviewed each year by iPCS management and may be adjusted based on such review. Management does not use a formula or follow pre-set guidelines in determining the amount of base salary of the Vice President and Controller but rather considers a number of factors including, without limitation, competitive assessments and relevant market data, internal review of performance and recommendations of the Chief Financial Officer based on his assessment of the individual performance of the Vice President and Controller.

        In late January 2008, after reviewing and considering Hewitt's findings, the Compensation Committee increased the base salary of the Chief Executive Officer for 2008 by approximately 10% based on iPCS's and his performance for the prior year. Hewitt's findings reflected that the base salary of the Chief Executive Officer was 19% below median base salary of the combined peer group. The 2008 10% increase still kept the Chief Executive Officer below the median on the base salary component of his compensation and resulted in his total compensation being more oriented to variable compensation than fixed compensation compared to the median of the combined peer group. Additionally, after reviewing and considering Hewitt's findings and the recommendations of the Chief Executive Officer based on such officer's performance for the prior year, the Compensation Committee increased the base salaries of the other named executive officers for 2008 by approximately 1% to 5%, except that there was no salary increase for our Executive Vice President and Chief Operating Officer because he joined iPCS in August 2007. In 2008, iPCS management did not increase the base salary of our Vice President and Controller, who commenced employment with iPCS in January 2008. The Compensation Committee believed that the above range was appropriate based on market data that it reviewed. Base salary accounted for approximately 48% to 65% of each named executive officer's total cash compensation in 2008, depending on that executive's role with iPCS.

        Annual Performance Bonus.    The employment agreement for a named executive officer provides for his participation in the executive compensation strategy and incentive design plan (the "Incentive Plan"), which is an annual incentive cash compensation plan based on iPCS's annual financial and operating business plan expressed in certain operational and financial goals established for each year before the end of March. Mr. Ingold is not eligible to participate in the Incentive Plan under the terms of his employment. The objective of the Incentive Plan is to motivate and retain executives who could, through their individual and collective efforts, help iPCS achieve its principal financial and operating performance goals. The Compensation Committee believes that basing annual cash bonuses for executive officers on pre-determined company performance metrics establishes a direct and powerful link between our executives' pay and our financial and operational success. The Compensation Committee further believes that the achievement of the goals for these operating performance metrics are closely correlated to the creation of longer term stockholder value as these metrics are reported by iPCS and tracked by investors.

        For 2008, the performance metrics of the Incentive Plan were weighted as follows:

  •
  60%—Fully Adjusted EBITDA, which is Adjusted EBITDA excluding Sprint Nextel litigation-related expenses and other non-recurring or non-cash charges that are publicly identified by us. "Adjusted EBITDA" means earnings before interest, taxes, depreciation and amortization as adjusted for gain or loss on the disposal of property and equipment, and stock-based compensation expense;

  •
  30%—Fourth quarter local service revenue ("4Q LSR"), which is our service revenue for the fourth quarter of 2008 as reported on our Consolidated Statements of Operations; and

  •
  10%—individual performance goals related to each executive's responsibilities.

        The Compensation Committee believes that:

  •
  using Fully Adjusted EBITDA, a performance metric derived from Adjusted EBITDA (which is a measure used by the investment community in the telecommunications industry for comparability), provides the most valid measurement of financial performance for our business. Because of our substantial Sprint Nextel litigation-related expenses, Fully Adjusted EBITDA is a more relevant operational metric for incentive compensation than Adjusted EBITDA.

  •
  using 4Q LSR is a valid operational performance metric because the portion of our service revenue attributable to our subscribers is the component of our total revenue which our named executive officers have the greatest ability to influence through their execution of our business strategy. Our management team does not have the ability at this stage of our network build-out to meaningfully increase our roaming revenue. We focus on this metric for the fourth fiscal quarter only because we believe that the fourth fiscal quarter local service revenue provides the most valid comparative measurement of our management's efforts during the entire fiscal year to increase local service revenue.

  •
  using individual performance goals as a performance metric appropriately encourages each named executive officer to focus on business opportunities relating to the specific responsibilities assumed by such executive.

        For 2008, the target for Fully Adjusted EBITDA was $100 million—the approximate midpoint of iPCS's initial guidance range provided to the public by iPCS. The target for 4Q LSR for 2008 was $100 million. Annual bonuses paid to our named executive officers under the Incentive Plan are based on iPCS's achievement of these specific financial performance goals established by the Compensation Committee. Target bonus percentages for our named executive officers under the Incentive Plan were established in each named executive officer's employment agreement as a percentage of each individual executive's base salary. Under the employment agreement for a named executive officer, a formula that assigns relative weights to the attainment of these metrics determines the percentage within the range of 50% to 200% at which the target bonus is paid for each executive. This formula is referred to by iPCS as the "executive scorecard."

        As part of the annual compensation review process in late January 2008, the Compensation Committee increased the target bonus percentage applicable to 2008 for Mr. Yager to 100%, Mr. Hunter to 65% and Messrs. Peterman, Kinley and Quatmann to 50%, in order to create a stronger link between these executives' compensation and iPCS's performance and to align their incentive compensation opportunities more closely with market levels.

        In January and February 2009 the Compensation Committee evaluated iPCS's actual performance for 2008 against the Fully Adjusted EBITDA and 4Q LSR goals and each named executive officer's individual goals and approved the payments under the Incentive Plan for 2008 to our named executive officers who remained employed by iPCS at December 31, 2008 at 110% of each executive's target for 2008. The Compensation Committee determined that iPCS performed at 94% of the Fully Adjusted EBITDA target and at 144% of the 4Q LSR target. While a portion of the amount attributable to the January 2009 settlement of certain 2008 disputes with Sprint Nextel will be recognized in the quarter ended March 31, 2009 for financial reporting purposes, the Compensation Committee believed that the 2009 portion attributable to the settlement should be included solely for purposes of its 2008 compensation determinations. The inclusion of the 2009 portion of the settlement increased Fully Adjusted EBITDA by $4.3 million and 4Q LSR by $600,000 for 2008. The Compensation Committee further determined that each named executive officer met or exceeded his respective individual performance goals for 2008 and the Compensation Committee awarded 100% of the targeted amount for this performance metric. As Messrs. Kinley and Quatmann were not employed by iPCS as of December 31, 2008, they did not receive a payment under the Incentive Plan for 2008.

        Pursuant to the employment agreement for a named executive officer, the Compensation Committee may use its discretion to increase or decrease each executive's bonus payable under the Incentive Plan by an amount equal to 20% of such executive's base salary based on a review of each executive's individual performance. For 2008, the Compensation Committee did not choose to exercise such discretion to authorize increases to the bonus payable under the Incentive Plan.

        Mr. Ingold is not eligible to participate in the Incentive Plan. iPCS Management determined to pay Mr. Ingold a bonus relating to his performance during 2008, pursuant to its separate employee bonus program, of 35% of his actual 2008 salary plus an additional discretionary bonus in the amount of $15,231.

        Performance bonuses under our Incentive Plan accounted for approximately 35-52% of each named executive officer's total cash compensation in 2008 depending on that executive's role with us.

        Long-Term Incentive Compensation.    iPCS provides long-term incentive compensation to its named executive officers through the iPCS, Inc. Second Amended and Restated 2004 Long-Term Incentive Plan (the "2004 Plan"). The 2004 Plan is administered by the Compensation Committee. In March 2008, the Compensation Committee recommended to the Board the approval of the 2004 Plan, which provided for the reservation of an additional 600,000 shares of common stock subject to approval by our stockholders at the May 22, 2008 annual meeting. The Compensation Committee believed that the reservation of these additional shares was necessary for the continuation of equity grants to achieve the compensation objectives of iPCS.

        The Compensation Committee's awards to named executive officers under the 2004 Plan in 2008 vest over four years.

        While our intent for awards under the 2004 Plan is to reduce officer and employee turnover and to retain the knowledge and skills of our key employees, at December 31, 2008, the exercise price of all outstanding options held by named executive officers exceeded the closing price our common stock. The size and timing of equity awards is based on a variety of factors, including iPCS's overall performance, the recipient's individual performance and information about the compensation paid by our peer companies, including the value of such awards granted to comparable executive officers of peer companies. Generally, equity awards are made during the first quarter of each calendar year when results for the prior year are available.

        For 2008, the Compensation Committee awarded stock options to each of the named executive officers. The value of the awards was set by reference to long-term incentive compensation market data at the median of the combined peer groups.

        Other Benefits.    Perquisites are not a significant component of compensation for our named executive officers. The employment agreement with a named executive officer provides for benefits,

such as retirement, health and other fringe benefits that are provided to executive employees, reimbursement of business expenses, limited reimbursement of legal and financial planning expenses for Mr. Yager only, and other perquisites as may be approved by the Board from time to time. We do not maintain any pension plans or plans that provide for the deferral of compensation other than the 401(k) plan in which executives are eligible to participate on the same basis as other employees of iPCS.

        Policy for Equity Award Grants.    The equity award grants in late January 2008 were made at a scheduled meeting of the Compensation Committee when iPCS's 2007 preliminary financial performance was available to be reviewed by the Compensation Committee. These grants were made at an exercise price equal to the closing price of the stock on the date of grant. Grants made to new hires have an exercise price equal to the closing price on the initial date of employment.

        Policy on Deductibility of Executive Officer Compensation and Consideration of Accounting Treatment.    Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1.0 million paid in any year to a company's Chief Executive Officer and the three other most highly compensated officers, not including the Chief Financial Officer. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limitation if certain requirements are met. The iPCS, Inc. 2004 Second Amended and Restated Long-Term Incentive Plan is qualified so that certain of the awards under this plan constitute performance-based compensation not subject to the deduction limit under Section 162(m). Awards of restricted stock which are subject to service-based vesting are not performance-based compensation. While pre-established performance-based criteria are used under the annual incentive cash compensation plan, this incentive compensation is not eligible for the performance-based deduction because the plan has not been approved by iPCS stockholders. Although the Compensation Committee has not adopted any specific policy with respect to the application of Section 162(m), the Compensation Committee generally seeks to structure long-term incentive compensation granted to iPCS's executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). The Compensation Committee has not taken any action to limit or restructure the elements of cash compensation payable to iPCS's executive officers so that it will qualify as deductible under Section 162(m). For 2008, approximately $407,000 or 14% of Mr. Yager's total compensation was not deductible and all amounts paid to other named executive officers were deductible. Moreover, the Compensation Committee considers the financial accounting treatment to iPCS of various elements of compensation as one of several factors in its determination of the amount and form of compensation.

        Stock Ownership and Compensation Clawback.    The Compensation Committee has not established stock ownership guidelines for directors or executives nor adopted a policy to prohibit hedging the economic risk of ownership. Moreover, the Compensation Committee has not adopted a policy for adjustment or recovery of awards or payments if the executive scorecard measures or other financial results are adjusted or restated following the award or payment in a manner which would reduce the amount of the underlying award.

        Potential Payments Upon Termination or Change-In-Control.    Changes in employment status such as termination, death or disability, change-in-control or retirement can trigger a benefit or accelerate a benefit for our salaried employees, including the named executive officers. These payments as of December 31, 2008 are set forth in the table entitled "Potential Payments Upon Termination or Change-in-Control" below. As Messrs. Kinley and Quatmann were not employed by iPCS as of December 31, 2008, they were not eligible for these payments.

        In general, pursuant to the terms of a named executive officer's employment agreement, when a named executive officer is terminated by iPCS without cause, or in limited circumstances where the executive terminates his employment with iPCS, the executive is entitled to receive the amounts he has earned during the term of his employment and any benefits allowed as part of our compensation plans. As of December 31, 2008, the amounts that the officer will receive include the following:

  •
  base pay and continuation of health benefits for one year or, if the termination is after a change in control, a lump sum equal to three times base pay for Mr. Yager, two times base pay for Messrs. Chandor and Hunter and one and a half times base pay for Mr. Peterman, and continuation of health benefits for three years for Mr. Yager, two years for Messrs. Chandor and Hunter and one and a half years for Mr. Peterman, provided that, in either case, such amounts shall be discontinued if the executive breaches the non-competition or non-solicitation covenants in the executive's employment agreement;

  •
  a bonus, payable immediately, based on the named executive officer's target level for annual bonuses for the year in which the termination date occurs and, if the termination is after a change in control, a prorated bonus for the then-current calendar year; and

  •
  the immediate partial vesting and acceleration of additional partial vesting, as of the termination date, of those stock options, shares of restricted stock, restricted stock units, stock appreciation rights and other unvested incentive awards then held by the named executive officer as if the executive had completed one additional year of service as of the termination date. In addition, pursuant to individual award agreements under the 2004 Plan, if a named executive officer is terminated for reasons other than death, disability or cause, the executive will have the later of 90 days following termination or the five-year anniversary of the date of the change in control (but in no case longer than the term of the option) in which to exercise any outstanding options.

        Under the employment agreement for a named executive officer, in the event of the death or disability of a named executive officer, the executive will receive the same base pay and health benefits as noted above, a prorated bonus for the then-current calendar year, and the immediate vesting and acceleration of all of the executive's benefits.

        According to the terms of a named executive officer's employment agreement, if there is a change in control of iPCS and a named executive officer is terminated without cause, the executive will be entitled to the payments outlined above. In addition, pursuant to the terms of the 2004 Plan, all of the outstanding stock options and the unvested portion of restricted stock of the named executive officers will immediately vest and become exercisable upon a change in control regardless of termination of employment. If in connection with a change in control, any payments or benefits to which a named executive officer is entitled to receive from us constitute excess golden parachute payments under applicable Internal Revenue Service rules, the executive will receive a payment from us in an amount which is sufficient to pay the parachute excise tax that the executive will have to pay on those parachute payments. In addition, we will pay the executive an amount sufficient to pay the income tax, related employment taxes and any additional excise taxes that the executive will have to pay related to our reimbursement to the executive of the parachute excise tax.

        Under the terms of Mr. Ingold's employment offer letter, he is entitled to receive severance payments and benefits on the same terms as existing employees, which would be calculated based on four weeks of his base salary in the event of his death or disability. His offer letter provides that he is entitled to receive a severance benefit equal to twelve months of his base salary in the event of a change in control.

        2009 Compensation Actions.    In late January 2009, the Compensation Committee, assisted by Hewitt, completed its compensation review process. As a result of that process, in light of current economic conditions, the Compensation Committee determined that there would be no increases to the base salaries of the named executive officers, other than Mr. Ingold. iPCS management determined to increase Mr. Ingold's base salary by $2,500 for 2009. At the January 2009 meeting, the Compensation

Committee increased the target bonus percentage under the Incentive Plan for Mr. Hunter to 75% of his base salary.

        In March 2009, the Compensation Committee granted non-qualified stock options to the named executive officers covering an aggregate of 212,672 shares of iPCS common stock and 59,900 restricted shares of iPCS common stock. These stock options vest quarterly over four years and the shares of restricted stock vest 100% on the second anniversary of the grant date. The amount and type of these grants were recommended to our Compensation Committee by Mr. Yager (except with respect to his own grant) and were considered by Hewitt in connection with its assessment of iPCS's current and proposed total compensation.

Compensation Committee Report

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in the 2009 Proxy Statement with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2009 Proxy Statement.

COMPENSATION COMMITTEE

Ryan L. Langdon (Chairman) Mikal J. Thomsen Eric L. Zinterhofer

        The report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent iPCS specifically requests that the information be treated as soliciting material or incorporates this item therein by reference.

 Executive Compensation

        The following table shows the compensation that we paid, for the year ended December 31, 2008, to: (1) our President and Chief Executive Officer; (2) our Executive Vice President and Chief Financial Officer; (3) each of our three most highly compensated executive officers; (4) our former Senior Vice President of Engineering and Network Operations; and (5) our former Senior Vice President, General Counsel and Secretary. We refer to these individuals collectively as the "Named Executive Officers." The table shows amounts paid to the Named Executive Officers for all services provided to iPCS and its subsidiaries.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Timothy M. Yager	2008	$493,269	—	$352,870	$1,484,508	$544,500	$17,431	$2,892,518
Director, President and Chief	2007	$449,712	—	$352,870	$2,419,766	$360,000	$14,097	$3,596,445
Executive Officer	2006	$433,370	$60,900	—	$363,125	$211,628	$10,036	$1,079,059

Stebbins B. Chandor, Jr.	2008	$329,423	—	$107,121	$663,025	$235,950	$16,985	$1,352,505
Executive Vice President	2007	$314,711	—	$107,121	$1,427,807	$204,750	$11,905	$2,066,294
and Chief Financial Officer	2006	$299,038	$18,900	—	$199,691	$125,100	$9,419	$652,148

Conrad J. Hunter	2008	$340,210	—	$149,600	$551,802	$243,099	$25,007	$1,309,718
Executive Vice President and Chief Operating Officer	2007	$129,461	$50,000	$74,800	$156,081	$85,000	$1,243	$496,585

John J. Peterman	2008	$244,955	—	$60,492	$318,391	$134,750	$25,529	$784,117
Senior Vice President	2007	$241,577	—	$60,492	$563,922	$96,800	$22,488	$985,279
of Sales	2006	$219,519	$17,140	—	$134,375	$61,160	$10,236	$442,430

James F. Ingold Vice President and	2008	$170,769	$35,231	—	$28,150	$59,769	$3,131	$297,050
Controller(4)

Craig A. Kinley	2008	$196,616	—	$45,369	$222,751	—	$19,561	$484,296
Senior Vice President of	2007	$209,520	—	$60,492	$350,475	$84,000	$13,004	$717,491
Engineering and Network Operations(5)	2006	$184,461	$12,950	—	$58,100	$51,430	$9,036	$315,977

Edmund L. Quatmann, Jr.	2008	$136,727	—	$31,506	$238,349	—	$12,094	$418,676
Senior Vice President,	2007	$244,616	—	$63,013	$362,697	$98,000	$14,656	$782,982
General Counsel and Secretary(6)	2006	$224,327	$18,000	—	$154,582	$62,550	$10,221	$469,680

(1)
The amounts in this column are calculated in accordance with Statement of Financial Accounting Standards, No. 123R, "Share-Based Payment" ("FAS 123R") and equal the financial statement compensation cost for awards as reported in our consolidated statement of operations for the year. The amounts do not represent cash payments made to the executive or amounts realized, or amounts that may be realized. Under FAS 123R, the fair value of awards granted to employees is recognized ratably over the applicable service period generally corresponding with the vesting schedule of the grant. The assumptions used in the calculation of these amounts for stock option awards are disclosed in Note 11 to our Consolidated Financial Statements included in our 2008 Annual Report on Form 10-K.

(2)
The amounts in this column relate to cash awards granted under the 2006, 2007 and 2008 executive compensation strategy and incentive design plans, respectively.

(3)
The amounts in this column for 2008 include $9,200 in matching contributions to each of the executives' accounts in the 401(k) Plan, except for matching contributions to Mr. Ingold's account which totaled $3,131; premiums we paid on behalf of the executives for health, vision, dental and supplemental disability insurance; and the personal portion of expenses related to business trips. Mr. Peterman received a car allowance of $9,000. Mr. Kinley received $4,000 in consulting fees following his resignation.

(4)
Mr. Ingold began serving as our Vice President and Controller as of January 21, 2008.

(5)
Mr. Kinley ceased to be our Senior Vice President of Engineering and Network Operations as of October 10, 2008.

(6)
Mr. Quatmann ceased to be our Senior Vice President, General Counsel and Secretary as of June 30, 2008.

 Grants of Plan-Based Awards for Fiscal Year 2008

						All other option awards: number of securities underlying options(2) (#)
		Estimated future payouts under non-equity incentive plan awards(1)			All other stock awards: number of shares of stock or units (#)		Exercise or base price of option awards ($/Sh)
								Grant date fair value of stock and option awards(3)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)
Timothy M. Yager	1/30/08	$247,500	$495,000	$990,000	—	200,000	$25.29	$2,130,000
Stebbins B. Chandor, Jr.	1/30/08	$107,250	$214,500	$429,000	—	92,000	$25.29	$979,800
Conrad J. Hunter	1/30/08	$110,500	$221,000	$442,000	—	90,000	$25.29	$958,500
John J. Peterman	1/30/08	$61,250	$122,500	$245,000	—	42,000	$25.29	$447,300
James F. Ingold	1/22/08	—	$59,769	$71,723	—	10,000	$26.98	$112,600
Craig A. Kinley	1/30/08	$53,750	$107,500	$215,000	—	42,000	$25.29	$447,300
Edmund L. Quatmann, Jr.	1/30/08	$62,500	$125,000	$250,000	—	50,000	$25.29	$532,500

(1)
Non-equity incentive plan awards for 2008 were approved on February 27, 2009 under our Executive Compensation Strategy and Incentive Design Plan, as more fully described in "Compensation Discussion and Analysis—iPCS's Compensation Program Elements—Annual Performance Bonus" above. The actual earned and paid amounts to our named executive officers who remained employed by iPCS at December 31, 2008, other than Mr. Ingold, were at 110% of target (after including, solely for purposes of such calculation, approximately $4.3 million of revenue to be recognized in the quarter ended March 31, 2009, resulting from the January 2009 settlement of certain 2008 disputes with Sprint Nextel) and are reported in the Summary Compensation Table in the column labeled "Non-Equity Incentive Plan Compensation." Each named executive officer's threshold percentage, target percentage and maximum percentage is set forth in the executive's employment agreement. Mr. Ingold's non-equity incentive plan award for 2008 was approved by iPCS management at the maximum payout level pursuant to the terms of his employment offer letter.

(2)
Represents non-qualified stock option awards that vest quarterly over four years with the first vesting occurring on the grant date and then quarterly thereafter commencing with the end of the first full fiscal quarter to have elapsed since the grant date. The expense related to each non-qualified stock option award we recognized for financial statement reporting purposes is included in the Summary Compensation Table under the column labeled "Option Awards." Mr. Ingold's option award was granted in connection with the commencement of his employment in January 2008.

(3)
The amounts shown represent the total fair value of the award calculated in accordance with FAS 123R and do not represent cash payments made to the executives or amounts realized, or amounts that may be realized. Under FAS 123R, the fair value of awards granted to employees is recognized ratably over the applicable service period generally corresponding with the vesting schedule of the grant. The assumptions used in the calculation of these amounts are disclosed in Note 11 to our Consolidated Financial Statements included in our 2008 Annual Report on Form 10-K.

 Outstanding Equity Awards at December 31, 2008

		Option Awards
						Stock Awards
	Number of securities underlying unexercised options (#) exercisable (1)	Number of securities underlying unexercised options (#) unexercisable (1)
Name			Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)
Timothy M. Yager	229,937	—	$8.04	7/20/2014
	35,768	35,768	$39.47	3/7/2017
	50,000	150,000	$25.29	1/30/2018
					14,000	250,040
Stebbins B. Chandor, Jr.	87,598	—	$8.04	7/20/2014
	10,858	10,858	$39.47	3/7/2017
	23,000	69,300	$25.29	1/30/2018
					4,250	75,905
Conrad J. Hunter	26,653	53,035	$29.92	8/7/2017
	22,500	67,500	$25.29	1/30/2018
					12,500	85,750
John J. Peterman	50,000	—	$14.88	8/24/2014
	6,131	6,132	$39.47	3/7/2017
	10,500	31,500	$25.29	1/30/2018
					2,400	42,864
James F. Ingold	2,500	7,500	$26.98	1/22/2018
					—	—
Craig A. Kinley(4)	12,775	—	$8.04	2/5/2009
	5,365	—	$39.47	2/5/2009
	7,875	—	$25.29	2/5/2009
					—	—
Edmund L. Quatmann, Jr	—	—	—	—	—	—

(1)
The vesting schedule for the options is quarterly over four years with the first vesting occurring on the grant date and then quarterly thereafter commencing with the end of the first full fiscal quarter to have elapsed since the grant date. Set forth below is the grant date and the date each award is vested in full for the unexercisable options:

Name	Number of unexercisable options (#)	Grant date	Vesting date (date award is vested in full)
Timothy M. Yager	35,768	3/7/2007	12/31/2010
	150,000	1/30/2008	12/31/2011
Stebbins B. Chandor, Jr.	10,858	3/7/2007	12/31/2010
	69,300	1/30/2008	12/31/2011
Conrad J. Hunter	53,035	8/7/2007	6/30/2011
	67,500	1/30/2008	12/31/2011
John J. Peterman	6,132	3/7/2007	12/31/2010
	31,500	1/30/2008	12/31/2011
James F. Ingold	7,500	1/21/2008	12/31/2011
Craig A. Kinley	—	—	—
Edmund L. Quatmann, Jr.	—	—	—

(2)
The vesting schedule for the stock that has not vested is quarterly over four years with the first vesting occurring on the grant date and then quarterly thereafter commencing with the end of the first full fiscal quarter to have elapsed since the grant date. Set forth below is the grant date and the date each award is vested in full for the stock that has not vested:

Name	Number of shares of stock that have not vested (#)	Grant date	Vesting date (date award is vested in full)
Timothy M. Yager	14,000	3/7/2007	12/31/2010
Stebbins B. Chandor, Jr.	4,250	3/7/2007	12/31/2010
Conrad J. Hunter	12,500	8/7/2007	6/30/2011
John J. Peterman	2,400	3/7/2007	12/31/2010
James F. Ingold	—	—	—
Craig A. Kinley	—	—	—
Edmund L. Quatmann, Jr.	—	—	—
(3)
The aggregate market value of shares that have not vested was computed by multiplying $6.86 (the closing market price of a share of iPCS common stock on December 31, 2008) by the number of unvested shares outstanding as of December 31, 2008, for such executive. Additionally, the market value of shares that have not vested and that were granted prior to May 2007 includes the May 2007 $11.00 per share special dividend related to each unvested share which is paid on the date each share is vested.

(4)
Mr. Kinley ceased to be our Senior Vice President of Engineering and Network Operations as of October 10, 2008. The option expiration date is measured from November 7, 2008, the last day Mr. Kinley was an employee.

Option Exercises and Stock Vested in 2008

	Option Awards		Stock Awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)	Value realized on vesting ($)(2)
Timothy M. Yager	—	—	7,000	$220,693
Stebbins B. Chandor, Jr.	12,500	$285,650	2,125	$66,982
Conrad J. Hunter	—	—	5,000	$102,638
John J. Peterman	1,096	$21,953	1,200	$37,833
James F. Ingold	—	—	—	—
Craig A. Kinley	—	—	900	$32,475
Edmund L. Quatmann, Jr.	14,000	$103,530	625	$23,434

(1)
The aggregate dollar amount realized on the exercise of option awards was computed by calculating the closing price of our underlying common stock on the date of exercise, less the exercise price of the option, multiplied by the number of shares underlying the options exercised.

(2)
The aggregate dollar amount realized on the vesting of full value awards was computed by multiplying the closing price of our common stock on each of the vesting dates by the number of shares vested. Additionally, the aggregate dollar amount realized on the vesting includes the payment of the May 2007 $11.00 per share special dividend on each share vested, as applicable.

 Equity Compensation Plan Information

        We currently maintain two equity compensation plans that provide for the issuance of common stock to officers and other employees, directors and consultants. Each of these compensation plans was approved by our security holders. The following table presents information with respect to our equity compensation plans as of December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	1,397,947	$22.80	649,253
Equity compensation plans not approved by security holders	—	—	—

Total	1,397,947	$22.80	649,253

(1)
Consists of the iPCS 2004 long-term incentive plan, as amended, that was implemented pursuant to iPCS's plan of reorganization and initially approved by the security holders on June 30, 2005 and the Horizon PCS 2004 stock incentive plan that was implemented pursuant to Horizon PCS's plan of reorganization and approved by the security holders on September 28, 2006.

        For further information, refer to Note 11 to the consolidated financial statements of Form 10-K for the year ended December 31, 2008.

Employment Contracts; Employment Terms

        Information regarding our employment agreements and offer letters with our executive officers is set forth in "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Agreements between the Company and its Executive Officers and Directors" of the Schedule 14D-9 and is incorporated herein by reference.

 Potential Payments upon Termination or Change-in-Control
at December 31, 2008

Name	Benefit(1)	Termination without Cause or Resignation Under Certain Circumstances(2)	Termination without Cause or Resignation for Good Reason following Change-in- Control(3)	Death or Disability	Change-in- Control
Timothy M. Yager	Base Pay	$495,000	$1,485,000	$495,000	$—
	Incentive Bonus at Target	495,000	495,000	—	—
	COBRA Payments	12,385	37,155	12,385	—
	Total Spread Value of LTIP Awards Acceleration(4)	125,020	250,040	250,040	250,040
	2008 Incentive Bonus(5)	—	495,000	495,000	—

	Total	$1,127,405	$2,762,195	$1,252,425	$250,040

Stebbins B. Chandor, Jr.	Base Pay	$330,000	$660,000	$330,000	$—
	Incentive Bonus at Target	214,500	214,500	—	—
	COBRA Payments	12,385	24,770	12,385	—
	Total Spread Value of LTIP Awards Acceleration(4)	37,942	75,905	75,905	75,905
	2008 Incentive Bonus(5)	—	214,500	214,500	—

	Total	$594,827	$1,189,675	$632,790	$75,905

Conrad J. Hunter	Base Pay	$340,000	$680,000	$340,000	$—
	Incentive Bonus at Target	221,000	221,000	—	—
	COBRA Payments	12,385	24,770	12,385	—
	Total Spread Value of LTIP Awards Acceleration(4)	34,300	85,750	85,750	85,750
	2008 Incentive Bonus(5)	—	221,000	221,000	—

	Total	$607,685	$1,232,520	$659,135	$85,750

John J. Peterman	Base Pay	$245,000	$367,500	$245,000	$—
	Incentive Bonus at Target	122,500	122,500	—	—
	COBRA Payments	12,385	18,578	12,385	—
	Total Spread Value of LTIP Awards Acceleration(4)	21,432	42,864	42,864	42,864
	2008 Incentive Bonus(5)	—	122,500	122,500	—

	Total	$401,317	$673,942	$422,749	$42,864

James F. Ingold	Base Pay	$14,231	$199,231	$—	$—
	Incentive Bonus at Target	—	—	—	—
	COBRA Payments	—	—	—	—
	Total Spread Value of LTIP Awards Acceleration(4)	—	—	—	—
	2008 Incentive Bonus(5)	—	—	—

	Total	$14,231	$199,231	$—	$—

Craig A. Kinley	Base Pay	$—	$—	$—	$—
	Incentive Bonus at Target	—	—	—	—
	COBRA Payments	—	—	—	—
	Total Spread Value of LTIP Awards Acceleration(4)	—	—	—	—
	2008 Incentive Bonus(5)	—	—	—

	Total	$—	$—	$—	$—

Name	Benefit(1)	Termination without Cause or Resignation Under Certain Circumstances(2)	Termination without Cause or Resignation for Good Reason following Change-in- Control(3)	Death or Disability	Change-in- Control
Edmund L. Quatmann, Jr.	Base Pay	$—	$—	$—	$—
	Incentive Bonus at Target	—	—	—	—
	COBRA Payments	—	—	—	—
	Total Spread Value of LTIP Awards Acceleration(4)	—	—	—	—
	2008 Incentive Bonus(5)	—	—	—

	Total	$—	$—	$—	$—

(1)
Assumes that benefits payable upon termination or change-in-control, as of December 31, 2008, are as set forth in each executive's employment agreement, except in the case of Mr. Ingold, whose severance benefits are as set forth in his offer letter and are only applicable in the event of a change-in-control.

(2)
Benefits payable if executive is terminated without Cause or if executive resigns (a) following iPCS's breach of executive's employment agreement in any material respect or (b) after executive's principal place of employment is relocated outside of the greater Chicago metropolitan area.

(3)
Benefits payable if, after a change-in-control, executive is terminated without Cause or if executive resigns for Good Reason; provided, however, that LTIP acceleration occurs in full upon the change-in-control. "Good Reason" means the occurrence of any of the following in anticipation of or within the one-year period immediately following a change-in-control: (a) the assignment to executive of duties that are materially inconsistent with executive's duties as described in executive's employment agreement, including, without limitation, a material diminution or reduction in executive's office or responsibilities or a reduction in executive's rate of salary, bonus opportunity or other compensation, or an adverse change in executive's reporting relationship, (b) the relocation of executive to a location that is not within 25 miles from executive's principal residence or (c) the failure of iPCS to continue in effect any of iPCS's annual or long-term incentive plans.

(4)
For stock options, the spread value is calculated by multiplying (a) the difference between (i) $6.86 (the closing market price of a share of iPCS common stock on December 31, 2008) and (ii) the exercise price per share for that option by (b) the number of shares covered by accelerated stock options. For full value awards, the spread value is the $6.86 per share (the closing market price of a share of iPCS common stock on December 31, 2008) plus the payment of the May 2007 special dividend on each share related to accelerated full value awards ($11.00) per share), as applicable.

(5)
The 2008 incentive bonus is prorated to the date of termination. For purposes of this table, the date of termination is December 31, 2008.

 Director Compensation.

        For 2008, all of our directors, other than Mr. Yager, received compensation for serving on our Board of Directors and committees of the Board of Directors as follows:

  •
  An annual retainer of $35,000;

  •
  Stock option to purchase 7,500 shares of our common stock granted on January 30, 2008, vesting quarterly over one year;

  •
  For the chairman of the Board of Directors, an additional annual retainer of $25,000;

  •
  For the chairman of the Audit Committee, an additional annual retainer of $25,000;

  •
  For the chairman of other committees of the Board of Directors, an additional annual retainer of $5,000;

  •
  A fee of $1,500 for each in person Board of Directors meeting attended and $750 for each telephonic Board of Directors meeting participated in;

  •
  For members of the Executive Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, a fee of $1,000 for each in person committee meeting attended and $500 for each telephonic committee meeting participated in;

  •
  For members of the Audit Committee, a fee of $1,000 for each Audit Committee meeting attended (in person or telephonic); and

  •
  Reimbursement for out-of-pocket expenses incurred in attending Board of Directors and committee meetings.

2008 Director Compensation Table

Name(1)	Fees earned or paid in cash ($)	Option awards ($)(2)(3)	Total ($)
Timothy G. Biltz	$75,500	$73,950	$149,450
Jeffrey W. Jones	$77,250	$73,950	$151,200
Ryan L. Langdon	$53,500	$73,950	$127,450
Kevin M. Roe	$58,000	$73,950	$131,950
Mikal J. Thomsen	$48,500	$73,950	$122,450
Nicholas J. Vantzelfde	$45,500	$73,950	$119,450
Eric L. Zinterhofer	$48,000	$73,950	$121,950

(1)
Timothy M. Yager, our President and Chief Executive Officer and a director, is a named executive officer and his compensation as President and Chief Executive Officer is included in the Summary Compensation Table. He does not receive additional compensation for his service as a director.

(2)
The amounts in this column are calculated in accordance with FAS 123R and equal the financial statement compensation cost for stock option awards as reported in our consolidated statement of operations for 2008. The amounts do not represent cash payments made to the director or amounts realized, or amounts that may be realized. Under FAS 123R, the fair value of awards granted to directors is recognized ratably over the applicable service period generally corresponding with the vesting schedule of the grant. The assumptions used in the calculation of these amounts are disclosed in Note 11 to our Consolidated Financial Statements included in our 2008 Annual Report on Form 10-K.

(3)
The aggregate number of option awards outstanding (including both exercisable and unexercisable) at December 31, 2008, for each director (other than Mr. Yager) is as follows:

Name	Outstanding Option Awards (#)
Timothy G. Biltz	34,993
Jeffrey W. Jones	34,993
Ryan L. Langdon	26,660
Kevin M. Roe	29,055
Mikal J. Thomsen	15,000
Nicholas J. Vantzelfde	8,750
Eric L. Zinterhofer	17,080

Codes of Ethics

        Our Board of Directors has adopted a Code of Ethics which is applicable to our principal executive officer, principal financial officer and principal accounting officer or controller (or persons performing similar functions). Our Board of Directors has also adopted a Standard of Business Conduct that is applicable to all of our directors, officers and employees.

        Both of these documents are available in the "About" section of our Internet website at www.ipcswirelessinc.com and we intend to satisfy our disclosure requirements with respect to an amendment or waiver of the Code of Ethics by posting such information on our Internet website. We will provide to any person, without charge, upon request, a copy of our Code of Ethics. Requests for a copy should be directed in writing to iPCS, Inc. at 1901 N. Roselle Road, Suite 500, Schaumburg, Illinois 60195, Attention: General Counsel.

Compensation Committee Interlocks and Insider Participation

        There are no Compensation Committee interlocks (i.e., none of our executive officers serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving as a member of our Board or the Compensation Committee of our Board).

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Common Stock Registration Rights Agreement

        As required by our plan of reorganization, we entered into a registration rights agreement with certain affiliates of AIGGIC and Silver Point, and the Timothy M. Yager 2001 Trust, each of whom may have been deemed to be our affiliates as of the consummation of our plan of reorganization. In connection with our merger with Horizon PCS, the registration rights agreement was amended to include our shares acquired upon consummation of the merger by certain affiliates of the Apollo Funds and Silver Point and to modify other terms. Our director, Mr. Zinterhofer, is a partner of Apollo Management, L.P., an affiliate of the Apollo Funds. The following is a summary of the material terms of the registration rights agreement, as amended.

        Pursuant to the common stock registration rights agreement, we agreed to prepare and file shelf registration statements covering the resale of our common stock held by our affiliated holders. We also agreed to maintain an effective shelf registration statement covering shares issued to affiliates of the Apollo Funds and Silver Point following the consummation of the merger. Subject to our suspension right discussed below, we agreed to use our commercially reasonable efforts to maintain the effectiveness of both shelf registration statements continuously until the earliest to occur of: (1) November 24, 2006; and (2) such date as all of the shares of common stock included on the shelf registration statements may be sold or transferred without registration on such registration statement. We maintained the effectiveness of these shelf registration statements until December 1, 2008, although we were not contractually obligated to do so. iPCS has the right (exercisable on not more than one occasion in any 12-month period) to postpone or suspend the filing or effectiveness of the shelf registration statements (but not for a period exceeding 30 days in the aggregate in any 12-month period) if we determine that such registration and offering would reasonably be expected to interfere with certain significant transactions or events, or would require public disclosure of any such transaction or event prior to the time such disclosure might otherwise be required and we postpone or suspend both registration statements.

        Currently, any of the parties to the registration rights agreement (other than the Timothy M. Yager 2001 Trust) may make a request for registration of their common stock having a minimum value of $15 million. All holders of common stock will be entitled to participate in any such demand registration on a pro rata basis. Each of AIGGIC, Silver Point and the Apollo Funds and their respective transferees shall be entitled to request one demand registration with an additional registration that may be requested by any of the three holders subsequent to the demand by that holder for its allocated registration. No more than two requests for a demand registration shall be permitted in any 12-month period, and iPCS will not be required to effect a demand registration until a period of 180 days shall have elapsed from the date on which the distribution of common stock under any previous demand registration has been completed.

        We have the right to postpone a demand registration if we are advised that such demand registration would adversely affect any other public offering of our securities (other than in connection with employee benefit and similar plans) for which we had previously commenced preparations, or if such demand registration would reasonably be expected to interfere with certain significant transactions or events, or require public disclosure of such a transaction or event prior to the time such disclosure might otherwise be required. With respect to any underwritten demand registration, iPCS shall have the right, in consultation with the selling holders, to select any investment banker and manager or co-managers to administer the offering.

        Additionally, the holders of common stock who are party to the registration rights agreement shall be entitled to piggyback onto any registration by us of our common stock (other than on Form S-4 or S-8) for our own account or for the account of any other holders. We will have priority in any registration we have initiated for our own account. Any cutback required with respect to the holders shall be done on a pro rata basis.

        In connection with any underwritten registration of our common stock, we will agree, as will each holder, not to sell any of our equity securities during such period as the managing underwriter may request (not to exceed 90 days from the date of the final prospectus).

        We will pay all customary costs and expenses associated with each registration, including for each registration statement prepared, the reasonable fees and expenses of one counsel for the holders. Holders of our common stock will pay underwriting discounts, commissions and applicable transfer taxes, if any, on any shares sold by them.

        Our obligation under the registration rights agreement to register common stock for sale under the Securities Act of 1933 (the "Securities Act") shall terminate on the earliest to occur of the date on which all shares of common stock held by the holders party to such agreement: (1) have been distributed to the public pursuant to an offering registered under the Securities Act; (2) have been sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act; (3) may be sold or transferred pursuant to Rule 144(k) under the Securities Act without restrictions; or (4) cease to be outstanding.

        Each holder of common stock who is a party to the registration rights agreement may assign its rights under the registration rights agreement to a third party in connection with a transfer of such holder's common stock to such third party, provided that we receive prompt notice of such transfer and such third party becomes a party to the registration rights agreement.

Related Party Transaction Policy

        It is the policy of the Board of Directors that all related party transactions are subject to approval or ratification. The policy applies to any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) iPCS is a participant, and (3) any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity). A related party under the policy is any (1) person who is or was (since the beginning of the last year for which iPCS has filed a Form 10-K and proxy statement, even if he or she does not presently serve in that role) an executive officer, director or nominee for election as a director, (2) greater than five percent beneficial owner of iPCS's common stock, or (3) immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or an employee).

        Procedures.    The Nominating and Corporate Governance Committee reviews the material facts of all related party transactions that require the committee's approval and either approves or disapproves of the entry into such transactions, subject to the exceptions described below. If advance approval of a transaction is not feasible, then the transaction is considered and, if the Nominating and Corporate Governance Committee determines it to be appropriate, ratified at the committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Nominating and Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

        In addition, the Board of Directors has delegated to the Chairman of the Nominating and Corporate Governance Committee the authority to pre-approve or ratify (as applicable) any related party transaction in which the aggregate amount involved is expected to be less than $120,000. No director may participate in any discussion or approval of any related party transaction for which he or she is a related party, except that the director must provide all material information concerning the transaction to the Nominating and Corporate Governance Committee.

        If a related party transaction will be ongoing, the Nominating and Corporate Governance Committee may establish guidelines for iPCS management to follow in its ongoing dealings with the related party. Thereafter, the Nominating and Corporate Governance Committee, on at least an annual basis, must review and assess ongoing relationships with the related party to see that they are in compliance with the committee's guidelines and that the transaction remains appropriate.

        Standing Pre-Approval.    The Nominating and Corporate Governance Committee has reviewed certain types of related party transactions, which are described below, and determined that each of the transactions are deemed to be pre-approved by the committee, even if the aggregate amount involved exceeds $120,000. In connection with each regularly scheduled meeting of the Nominating and Corporate Governance Committee, a summary of each new transaction deemed pre-approved pursuant to paragraph (3) or (4) below and each new transaction pre-approved by the Chairman in accordance with the authority granted with the Board of Directors as described above is provided to commitee members.

        1.    Employment of executive officers.    Any employment by iPCS of an executive officer of iPCS if: (a) the related compensation is required to be reported in iPCS's proxy statement under Item 402 of the SEC's compensation disclosure requirements; or (b) the executive officer is not an immediate family member of another executive officer or director of iPCS, the related compensation would be reported in iPCS's proxy statement under Item 402 of the SEC's compensation disclosure requirements if the executive officer was a "named executive officer", and iPCS's Compensation Committee approved (or recommended that the Board of Directors approve) such compensation;

        2.    Director compensation.    Any compensation paid to a director if the compensation is required to be reported in iPCS's proxy statement under Item 402 of the SEC's compensation disclosure requirements;

        3.    Certain transactions with other companies.    Any transaction with another company at which a related party's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $120,000, or two percent of that company's total annual revenues;

        4.    Certain iPCS charitable contributions.    Any charitable contribution, grant or endowment by iPCS to a charitable organization, foundation or university at which a related party's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $120,000, or two percent of the charitable organization's total annual receipts;

        5.    Transactions where all stockholders receive proportional benefits.    Any transaction where the related party's interest arises solely from the ownership of iPCS's common stock and all holders of iPCS's common stock received the same benefit on a pro rata basis (e.g. dividends);

        6.    Transactions involving competitive bids.    Any transaction involving a related party where the rates or charges involved are determined by competitive bids;

        7.    Regulated transactions.    Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

        8.    Certain banking-related services.    Any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

 AUDIT COMMITTEE REPORT

        Management is responsible for iPCS's accounting practices, internal control over financial reporting, the financial reporting process and preparation of the consolidated financial statements. iPCS's independent registered public accounting firm is responsible for performing an independent audit of iPCS's consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee's responsibility is to monitor and oversee these processes.

        In this context, the Audit Committee has reviewed and discussed with management iPCS's audited consolidated financial statements for the year ended December 31, 2008, including a discussion of iPCS's significant accounting policies, the reasonableness of significant estimates and judgments, the clarity of disclosures in the financial statements, and the effectiveness of iPCS's internal control over financial reporting. Management represented to the Audit Committee that iPCS's audited consolidated financial statements for the year ended December 31, 2008 were prepared in accordance with generally accepted accounting principles. The Audit Committee also discussed with iPCS's independent registered public accounting firm, iPCS's audited consolidated financial statements for the year ended December 31, 2008, including, among other things, the matters required to be discussed by AICPA, Professional Standards, Vol. 1 AU § 380 (Communications with Audit Committees).

        The Audit Committee has received the written disclosures and the letter from iPCS's independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and the Audit Committee discussed with the independent registered public accounting firm that firm's independence.

        The Audit Committee discussed with iPCS's independent registered public accounting firm the overall scope and plan for the audit. The Audit Committee meets with iPCS's independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of iPCS's internal control over financial reporting and the overall quality of iPCS's financial reporting. The Audit Committee has also reviewed and discussed iPCS's policies with respect to risk assessment and risk management.

        Based on the review and discussions referred to above, the Audit Committee recommended to iPCS's Board of Directors that the audited consolidated financial statements be included in iPCS's Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the SEC.

AUDIT COMMITTEE:

Jeffrey W. Jones (Chairman)
Timothy G. Biltz
Kevin M. Roe

The report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent iPCS specifically requests that the information be treated as soliciting material or incorporates this item therein by reference.

 Annex B

October 18, 2009

The Board of Directors
iPCS, Inc.
1901 N. Roselle Road
Suite 500
Schaumburg, Illinois 60195

Dear Members of the Board:

        We understand that iPCS, Inc., a Delaware corporation ("iPCS" or the "Company"), is considering a transaction whereby, pursuant to the terms of an Agreement and Plan of Merger, draft dated as of October 18, 2009 (the "Agreement"), by and among Sprint Nextel Corporation, a Kansas corporation ("Sprint"), the Company and Ireland Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Sprint ("Sub"), Sub will make a tender offer (the "Offer") to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") at a price per share of $24.00 (the "Consideration"). Following consummation of the Offer, Sub will merge with and into the Company (the "Merger"), and, in connection with such Merger, each share of Company Common Stock not otherwise acquired in the Offer will, subject to certain exceptions, be converted into the right to receive the Consideration. The Offer, together with the Merger, are referred to herein collectively as the "Transaction".

        The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders in the Offer.

        UBS Securities LLC ("UBS") has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Offer. In the past, UBS and its affiliates have provided investment banking services to the Company and Sprint unrelated to the proposed Transaction, for which UBS and its affiliates received compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Sprint and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental,

B-1

regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction. We have not been authorized to solicit and have not solicited indications of interest in a transaction with the Company from any party.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Sprint; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates, together with assumptions relating to the duration of the management agreements that currently exist between Sprint and each of the three operating subsidiaries of iPCS, in each case, prepared by the management of the Company, that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Company Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, including the best currently available estimates and judgments of the management of the Company as to probability ranges for the duration of the management agreements that currently exist between Sprint and each of the three operating subsidiaries of iPCS. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock in the Offer is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,
UBS SECURITIES LLC
/s/ UBS SECURITIES LLC

B-2

 Annex C

October 18, 2009

The Board of Directors
iPCS, Inc.
1901 N. Roselle Road
Schaumburg, Illinois 60195

Members of the Board:

        We understand that iPCS, Inc. ("iPCS" or the "Company"), Sprint Nextel Corporation ("Sprint" or the "Parent") and iPCS Acquisition Corp. (the "Buyer"), a wholly owned subsidiary of Parent, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 17, 2009 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Buyer of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") for $24.00 per share in cash (the "Offer Price"); and (ii) the subsequent merger (the "Merger") of the Buyer with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Parent or the Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive the Offer Price. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

1)
Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)
Reviewed certain internal financial statements and other financial and operating data concerning the Company, together with assumptions relating to the duration of the management agreements that currently exist between the Parent and each of the three operating subsidiaries of the Company, in each case, prepared by the management of the Company;

3)
Reviewed certain financial projections prepared by the management of the Company;

4)
Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)
Reviewed the reported prices and trading activity for the Company Common Stock;

6)
Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

7)
Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)
Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

9)
Reviewed the Merger Agreement and certain related documents; and

10)
Performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, including the best currently available estimates and judgments of the management of the Company as to probability ranges for the duration of the management agreements that currently exist between the Parent and each of three operating subsidiaries of the Company. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, and regulatory advisors with respect to such matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company. This opinion does not address the relative merits of the Tender Offer or the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Tender Offer. In the two years prior to the date hereof, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to the Parent in the future and expects to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, the Buyer or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should participate in the Tender Offer, or how the shareholders of the

Company should vote at a shareholders' meeting that may be held, or take any other action in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ ADAM D. SHEPARD Adam D. Shepard Managing Director

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Letter to the stockholders of the Company, dated October 28, 2009
(a)(2)	Offer to Purchase, dated October 28, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(3)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(6)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(8)	Opinion of UBS Securities LLC, dated October 18, 2009 (included as Annex B to this Statement)
(a)(9)	Opinion of Morgan Stanley & Co. Incorporated, dated October 18, 2009 (included as Annex C to this Statement)
(a)(10)	Joint Press Release of the Company and Parent, dated October 19, 2009 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(a)(11)	Summary Advertisement, as published on October 28, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO)
(a)(12)	Press Release issued by Parent on October 28, 2009 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO)
(e)(1)	Agreement and Plan of Merger, dated as of October 18, 2009, by and among the Company, Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(e)(2)	Information Statement of the Company, dated October 28, 2009 (included as Annex A to this Statement)
(e)(3)	Non-Disclosure Agreement, dated September 25, 2009, between the Company and Parent
(e)(4)	Stockholders Agreement, dated October 18, 2009, among the Parent, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(e)(5)	Settlement Agreement and Mutual Release among Parent, WirelessCo L.P., Sprint Spectrum L.P., SprintCom, Inc., Sprint Communications Company, L.P., Nextel Communications, Inc., PhillieCo L.P., APC PCS LLC, Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, iPCS Wireless, Inc. and the Company, dated as of October 18, 2009 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on October 19, 2009)
(e)(6)	Sprint PCS Management Agreement, dated as of January 22, 1999, among WirelessCo, L.P., Sprint Spectrum, L.P., SprintCom, Inc., and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) as amended by Addendum I through Addendum V thereto (incorporated by reference to Exhibit 10.1 to the Form S-4 filed by the Company on January 9, 2001)
(e)(7)	Addendum VI to Sprint PCS Management Agreement, dated as of February 28, 2001, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K filed by the Company on March 29, 2001)

Exhibit Number	Description
(e)(8)	Addendum VII to Sprint PCS Management Agreement, dated as of August 26, 2002, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.3 to the Form S-4 filed by the Company on August 5, 2004)
(e)(9)	Addendum VIII to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as March 26, 2004, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.4 to the Form S-4 filed by the Company on August 5, 2004)
(e)(10)	Amended and Restated Addendum VIII to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as of November 1, 2004, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 4, 2004)
(e)(11)	Addendum IX to Sprint PCS Management Agreement, dated as of July 28, 2004, among Sprint Spectrum, L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.5 to the Form S-4 filed by the Company on August 5, 2004)
(e)(12)	Sprint PCS Services Agreement dated as of January 22, 1999 by and between Sprint Spectrum, L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (incorporated by reference to Exhibits 10.2 to the Form S-4 filed by the Company on January 8, 2001)
(e)(13)	Sprint Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Communications Company, L.L.C. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (incorporated by reference to Exhibit 10.3 to the Form S-4 filed by the Company on January 8, 2001)
(e)(14)	Sprint Spectrum Trademark and Service Mark License Agreement dated as of January 22, 1999 between Sprint Spectrum L.P. and Illinois PCS, L.L.C. (predecessor of iPCS Wireless, Inc.) (incorporated by reference to Exhibit 10.4 to the Form S-4 filed by the Company on December 1, 2000)
(e)(15)	Sprint PCS Management Agreement, dated June 8, 1998, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (includes Addenda I, II and III) (incorporated by reference to Exhibit 10.3 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(16)	Addendum IV to Sprint PCS Management Agreement, dated as of March 16, 2005, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.7.1 to the registrations statement on Form S-4 filed by Horizon PCS, Inc. on March 17, 2005)
(e)(17)	Addendum V to Sprint PCS Management Agreement, dated as of June 1, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated herein by reference to Exhibit 10.3.1 to the Form 10-12G/A filed by Horizon Telcom, Inc. on June 25, 2001)
(e)(18)	Addendum VI to Sprint PCS Management Agreement, dated as of August 20, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.3.2 to the Form 8-K filed by Horizon PCS, Inc. on August 24, 2001)
(e)(19)	Addendum VII to Sprint PCS Management Agreement, dated as of June 16, 2004, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.3.4 to the Annual Report on Form 10-K filed by Horizon PCS, Inc. on March 31, 2005)

Exhibit Number	Description
(e)(20)	Addendum VIII to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as of March 16, 2005, among Horizon Personal Communications, Inc., SprintCom, Inc., Sprint Spectrum L.P., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC and Sprint Communications Company, L.P. (incorporated by reference to Exhibit 10.3.5 to the Form S-4 filed by Horizon PCS, Inc. on March 17, 2005)
(e)(21)	Sprint PCS Services Agreement, dated as of June 8, 1998, by and between Sprint Spectrum, L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.4 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(22)	Sprint Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Communications Company, L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.5 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(23)	Sprint Spectrum Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Spectrum L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.6 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(24)	Sprint PCS Management Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P., SprintCom, Inc., Wirelessco, L.P. and Bright Personal Communications Services, LLC (includes Addenda I, II and III) (incorporated by reference to Exhibit 10.7 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(25)	Addendum IV to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated as of March 16, 2005, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.7.1 to the Form S-4 filed by Horizon PCS, Inc. on March 17, 2005)
(e)(26)	Sprint PCS Services Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.8 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(27)	Sprint Trademark and Service Mark License Agreement, dated as of October 13, 1999, by and between Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.9 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(28)	Sprint Spectrum Trademark and Service Mark License Agreement, dated as of October 13, 1999, between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.10 to the Form S-4 filed by Horizon PCS, Inc. on December 15, 2000)
(e)(29)	Third Amended and Restated 2004 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on June 16, 2009)
(e)(30)	Horizon PCS, Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company on September 28, 2006)
(e)(31)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Form S-4 filed by the Company on August 5, 2004)
(e)(32)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Form S-4 filed by the Company on August 5, 2004)
(e)(33)	Form of Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to the Form S-4 filed by the Company on August 5, 2004)
(e)(34)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Employing Stockholder version) (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company on February 2, 2005)
(e)(35)	Form of Nonqualified Stock Option Agreement for Non-Employee Directors under the Horizon PCS, Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Horizon PCS, Inc. on March 31, 2005)

Exhibit Number	Description
(e)(36)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(37)	Timothy M. Yager's Amended and Restated Stock Unit Agreement, dated as of January 27, 2005 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on February 2, 2005)
(e)(38)	Amended and Restated Employment Agreement between Timothy M. Yager and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on December 30, 2008)
(e)(39)	Amended and Restated Employment Agreement between Stebbins B. Chandor, Jr. and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on December 30, 2008)
(e)(40)	Amended and Restated Employment Agreement between Conrad J. Hunter and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on December 30, 2008)
(e)(41)	Amended and Restated Employment Agreement between John J. Peterman and iPCS Wireless, Inc., dated as of December 26, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on December 30, 2008)
(e)(42)	Offer letter between the Company and James F. Ingold, dated as of December 28, 2007 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on May 11, 2009)
(e)(43)	Letter agreement between the Company and James F. Ingold, dated as of December 23, 2008 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company on May 11, 2009)
(e)(44)	Summary of the Company Board Compensation (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(45)	Addendum X to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated March 3, 2008, among Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P and iPCS Wireless, Inc. (incorporated by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(46)	Addendum IX to Sprint PCS Management Agreement and Sprint PCS Services Agreement, dated March 3, 2008, among Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC, Sprint Communications Company L.P. and Horizon Personal Communications, Inc. (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(47)	Addendum V to Sprint PCS Management Agreement and Services Agreement, dated March 3, 2008, among Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., Sprint Communications Company L.P. and Bright Personal Communications Services, LLC (incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(48)	Limited Waiver and Consent Agreement, dated March 3, 2008, by and between Sprint Nextel Corporation, Sprint Spectrum L.P., WirelessCo L.P., Sprint Communications Company L.P., Sprint Telephony PCS, L.P., Sprint PCS License, L.L.C., iPCS Wireless, Inc., Horizon Personal Communications, Inc., and Bright Personal Communications Services, L.L.C. (incorporated by reference to Exhibit 10.56 to the Annual Report on Form 10-K filed by the Company on March 7, 2008)
(e)(49)	Consent and Waiver, dated October 28, 2009, by and among the Company, Parent and the Purchaser (incorporated by reference to Exhibit (d)(5) to the Schedule TO)
(g)	Not applicable

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Potential Payments in Connection with a Change in Control
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
Projected Financial Information
  Item 9. Exhibits.
SIGNATURE
  ANNEX A
iPCS, Inc. 1901 North Roselle Road Schaumburg, Illinois 60195 (847) 885-2833
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
CURRENT BOARD OF DIRECTORS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION
  Compensation Discussion & Analysis
  Compensation Committee Report
  Executive Compensation
Summary Compensation Table
Grants of Plan-Based Awards for Fiscal Year 2008
Outstanding Equity Awards at December 31, 2008
Option Exercises and Stock Vested in 2008
Equity Compensation Plan Information
  Employment Contracts; Employment Terms
Potential Payments upon Termination or Change-in-Control at December 31, 2008
  Director Compensation.
2008 Director Compensation Table
  Codes of Ethics
  Compensation Committee Interlocks and Insider Participation
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  Common Stock Registration Rights Agreement
  Related Party Transaction Policy
AUDIT COMMITTEE REPORT
  Annex B
  Annex C
  October 18, 2009
EXHIBIT INDEX